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08005183

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Caza Gold Corp.

*CURRENT ADDRESS 301-700 West Pender
Vancouver BC V6C 1G8
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 07 2008
THOMSON REUTERS

FILE NO. 82- 35230 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 10/3/08

CANARC RESOURCE CORP.

#301-700 West Pender
Vancouver, British Columbia
V6C 1G8
Telephone: (604) 685-9700
Facsimile: (604) 685-9744
Website: www.canarc.net

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

To be held on April 29, 2008

and

MANAGEMENT INFORMATION CIRCULAR

Dated as of

April 3, 2008 (unless otherwise specified)

CANARC RESOURCE CORP.

#301-700 West Pender
Vancouver, British Columbia
V6C 1G8
Telephone: (604) 685-9700
Facsimile: (604) 685-9744

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the shareholders of **Canarc Resource Corp.** ("CCM" or the "Company") will be held at #301-700 West Pender, Vancouver, British Columbia, V6C 1G8, on April 29, 2008 at 9:30 a.m. (local time) for the following purposes:

1. To receive the Report of the Directors to the Members.

2. To receive and consider the financial statements of the Company and its subsidiaries for the fiscal period ended December 31, 2007, including the accompanying notes and the auditor's report, and the annual Management Discussion and Analysis.

3. To elect directors to hold office until the close of the next Annual General Meeting.

4. To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

5. To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

6. To consider and, if thought fit, to approve, with or without amendment, an ordinary resolution confirming the Shareholder Rights Plan of the Company dated April 30, 2005, as more particularly described in the Information Circular.

7. To consider, and if thought fit, to pass a special resolution, with or without variation, to authorize, approve and adopt a statutory plan of arrangement (the "Arrangement") pursuant to section 288 of the British Columbia *Business Corporations Act* involving and affecting CCM and its Shareholders, all as more particularly described in the accompanying Circular;

8. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The unaudited proforma financial statements of the Company for the fiscal year ended December 31, 2007 are attached as Schedule "A" to the accompanying Information Circular.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to April 29, 2008 being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on **March 25, 2008** as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. April 3, 2008.

BY ORDER OF THE BOARD
Canarc Resource Corp.

"Bradford J. Cooke"
Bradford J. Cooke, Chief Executive Officer

TABLE OF CONTENTS

NOTICE TO US SHAREHOLDERS

(Capitalized terms in this part of the Circular not otherwise defined have the meanings set out in the Glossary of Terms in the Circular)

THE SECURITIES DISTRIBUTABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The pro rata distribution of Caza Common Shares to CCM shareholders pursuant to the Arrangement does not constitute an "offer to sell" or a "disposition for value" within the meaning of Section 2(3) of the U.S. Securities Act and consequently does not require registration under the U.S. Securities Act. The solicitation of CCM proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers (as defined in Rule 3b-4 of the U.S. Exchange Act) such as Caza and the CCM. This Circular has been prepared in accordance with the applicable disclosure requirements in Canada, which may be different from the requirements applicable to proxy solicitations under the U.S. Exchange Act.

Financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies presented in accordance with generally accepted accounting principles of the United States.

The enforcement by Caza shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Caza is incorporated and organized under the laws of a foreign country, that some or all of its officers and directors and the experts named herein my be residents of a foreign country, and that all or a substantial portion of Caza's assets and those persons may be located outside the United States.

U.S. Federal Income Tax Advisory

This Circular does not contain a substantive discussion as to the application of the United States federal income tax, or the tax law of any state or other jurisdiction in the United States, to the distribution of the Caza Common Shares to or any subsequent resale of Caza Common Shares by the holders thereof. **Accordingly, holders of CCM Common Shares who are resident in the United States should consult their own tax advisers for advice with respect to the application of U.S. tax law to the distribution to them and any subsequent resale of their Caza Common Shares.**

SUMMARY

The following is a summary of certain information contained in this Management Information Circular and the schedules attached hereto. Capitalized words used in this Summary are defined in the Glossary of Terms. This Summary is provided for convenience of reference only. This Summary should be read in conjunction with and is qualified by, the more detailed information and financial statements contained in the Notice of Meeting and the body of this Management Information Circular and the schedules attached hereto. Shareholders are urged to review this Management Information Circular in its entirety.

The Meeting

Time, Date and Place of Meeting

The annual and special general meeting (the "Meeting") of the Shareholders of Canarc Resource Corp. ("CCM") will be held at **#301-700 West Pender**, Vancouver, British Columbia, V6C 1G8, on **April 29, 2008 at 9:30 a.m.**

Purpose of the Meeting

Arrangement Agreement

At the Meeting, the Shareholders will, in addition to those other matters set out herein, be asked to consider, and if thought fit, to pass a special resolution or series of special resolutions to approve the transfer CCM's Mexican gold exploration properties (the "**Caza Gold Project**") to a newly created company, Caza Gold Corp. ("**Caza**"), through the transfer to Caza of all of the shares of CCM's subsidiary, Minera Canarc de Mexico, S.A. de C.V. in exchange for, at completion of the Arrangement, all of the issued and outstanding shares of Caza (being 14,346,901 shares, or **one (1)** share of Caza for each **five (5)** shares of CCM). On the completion of the Arrangement, all shareholders of CCM will continue to hold their shares of CCM and will receive, by way of a dividend in kind (the "**Dividend**") and based on the Dividend record date (the "**Dividend Record Date**") **one (1)** share of Caza for each **six (6)** shares of CCM held by Shareholders of Canarc Resource Corp. The Dividend Record Date and the effective date of the Arrangement (the "**Effective Date**") shall be set sometime shortly after court approval of the Arrangement (the Court date is tentatively set for May 12, 2008), in conjunction with the policies and requirements of the Toronto Stock Exchange (the "TSX"). The Company will provide prior public notice of these dates by way of a news release. The creation of Caza to hold the assets, the transfer of the Caza Gold Project from CCM to Caza for the shares of Caza and the issuance of the Dividend will be carried out as an Arrangement under section 288 of the *Business Corporations Act* (British Columbia), and requires approval by a special resolution, being two-thirds of the votes cast.

Under the proposed Arrangement, the current shareholders of CCM will continue to participate in the development of the Canarc and the Caza Gold Project through their shareholdings in CCM and Caza, respectively. Immediately following the Effective Date, CCM will own approximately 16.7% or 2,391,150 of the issued shares of Caza and the CCM Shareholders of record, as of the Dividend Record Date, shall own 83.3% or 11,955,751 of the issued share capital of Caza. The foregoing figures may be modified slightly in the event that fractional shares are not issued. After the Effective Date, the total issued share capital of Caza will be 14,346,901 common shares. No substitution or adjustment shall obligate the Company to issue fractional shares or to distribute fractional shares as part of the Dividend.

Shareholder Rights Plan

On April 30, 2005 the directors of Canarc Resource Corp. adopted the Shareholder Rights Plan. In order for the Shareholder Rights Plan to continue in effect after the Meeting, it must be ratified and approved by the Shareholders at the Meeting.

Accordingly, at the Meeting the Shareholders will be asked to consider, and if thought fit, to pass the Shareholder Rights Plan Resolution, the full text of which is attached as Schedule "K" to this Circular. The Shareholder Rights Plan remains conditional upon TSX and shareholder approval. See "Shareholder Rights Plan".

Meeting Record Date

CCM has fixed March 25, 2008 as the record date for determining the Shareholders entitled to receive notice of and vote at the Meeting. This date is not to be confused with the Dividend Record Date, which is not known at this time, but will be set in conjunction with the TSX sometime shortly after Court Approval of the Arrangement.

The Arrangement

General

Upon the Effective Date, CCM Shareholders of record on the Dividend Record Date will become shareholders of Caza Gold Corp. ("Caza"). Canarc Resource Corp. will continue trading on the TSX after the Effective Date, with no change in its issued capital (issued capital as of February 21, 2008 is 71,734,505 common shares). Caza will become a reporting issuer in the Province of British Columbia, and those other provinces to be determined by the Company in consultation with its legal counsel.

Every Shareholder of record on the Dividend Record Date will, on the Effective Date, receive by way of Dividend **one (1)** share of Caza for each **six (6)** shares of CCM held by that Shareholder.

Reasons for the Arrangement

The purpose of the Arrangement is to "spin-off" CCM's Caza Gold Project into Caza, a separate company and to seek to realize the full potential of the Caza Gold Project by advancing them through the financing of Caza. Caza intends to carry out sufficient work on these projects so that it can apply for a listing of its shares on a Canadian recognized stock exchange in 2008. However, there is no assurance at this time that sufficient work will be completed or that such an application for listing will be successful.

The Board of Directors of CCM believes that with the creation of Caza, having the two reporting companies dedicated to the pursuit of their respective businesses will focus the efforts of each company and provide CCM shareholders with additional investment choices and enhanced flexibility. See "The Arrangement — Background to the Arrangement".

Approvals Necessary for the Arrangement

The Arrangement is subject to a number of approvals that must be obtained prior to implementation, including the following:

<u>Shareholder Approval</u>

Pursuant to Section 289 of the *Business Corporations Act* (British Columbia), the Arrangement requires the approval of a Special Resolution by the Shareholders of CCM. At the Meeting, the Shareholders will be asked to consider, and if thought fit, to pass the Arrangement Resolution, the full text of which is attached as Schedule "E" to this Circular. Shareholder approval of the Arrangement does not constitute an investment decision for purposes of U.S. securities law.

<u>Court Approval</u>

The implementation of the Arrangement is subject to approval by the Court. CCM intends to apply for the Order once the Arrangement has been approved by the Shareholders of CCM and all of the conditions either fulfilled or waived. As set out in the Notice of Application, the hearing in respect of the Order is scheduled to take place at 9:45 a.m. (Vancouver time) on May 12, 2008 at the British Columbia Supreme Court, Vancouver, British Columbia. A copy of the Notice of Application for the Order is attached as Schedule "C" to this Circular. Any Shareholder of CCM has the right to appear at such hearing and present evidence. At the hearing for the Order, the Court will consider, among other things, the fairness of the Arrangement and the Shareholders' approval.

<u>Regulatory Approval</u>

Final implementation of the Arrangement and the setting of the Dividend Record Date and the Effective Date is conditional upon the approval of the Toronto Stock Exchange ("TSX"). See "The Arrangement-Approvals Necessary for the Arrangement".

Conditions to the Arrangement Becoming Effective

The implementation of the Arrangement is subject to a number of specified conditions, including Shareholder, Court and regulatory approval. **There can be no assurance that such conditions will be fulfilled.** The Arrangement Agreement also provides that it may be terminated in certain circumstances by the Board of Directors of CCM prior to the Effective Date, notwithstanding the approval of the Arrangement by the Shareholders and the Court. See "The Arrangement — Conditions to the Arrangement Becoming Effective".

Effective Date

The Arrangement will become effective once all of the conditions to proceeding with the Arrangement have been satisfied and, if deemed necessary, the Registrar of Companies has issued the Certificate of Arrangement. If the requisite approvals of the Shareholders are obtained and the Court grants the Order, then management will, in conjunction with the TSX, set the Dividend Record Date shortly after receipt of the Court Order. The expected Court Approval date is May 12, 2008. See "The Arrangement — Effective Date".

Distribution of Share Certificates

Upon the Effective Date, share certificates representing Caza Common Shares will be mailed as soon as practicable following the Effective Date to those persons whose names appear in the register of holders of the CCM Common Shares at the close of business on the Effective Date. See "The Arrangement — Distribution of Share Certificates".

Recommendation of Board of Directors

The Board of Directors of CCM has reviewed the terms and conditions of the Arrangement and has unanimously concluded that the terms and conditions of the Arrangement are fair and reasonable to, and are in the best interests of, CCM and its Shareholders.

The Board of Directors unanimously recommends that the Shareholders vote in favour of the Arrangement and all other matters to be considered at the Meeting. See "The Arrangement — Recommendation of Board of Directors".

Income Tax Considerations

See "Income Tax Considerations"

Selected Pro-Forma Financial Information

The following table sets forth selected financial information for CCM and Caza after giving effect to the Arrangement, and based on the unaudited proforma balance sheet of CCM as of December 31, 2007.

	Pro Forma as at December 31, 2007	
	CCM	**Caza**
Current Assets	$775,000	$302,000
Investment in Shares of Caza	$58,000	Nil
Mineral Properties	$18,283,000	$346,000
Liabilities	$331,000	$331,000
Shareholders' Equity	$19,046,000	$317,000

Pro-forma Balance Sheets for CCM and Caza are attached at Schedule "A".

Securities Law Information for United States Shareholders

The pro rata distribution of Caza Common Shares to CCM shareholders pursuant to the Arrangement does not constitute an "offer to sell" or a "disposition for value" within the meaning of Section 2(3) of the U.S. Securities Act and consequently does not require registration under the U.S. Securities Act. The Caza Shares do not constitute "restricted securities," as defined in Rule 144 under the U.S. Securities Act, but sales of Caza Shares by CCM shareholders who become affiliates of Caza would be subject to Rule 144 absent registration or another appropriate exemption. **See *"Securities Law Considerations - Application of U.S. Securities Law to Distribution and Resale of Caza Common Shares"***

GLOSSARY OF TERMS

In this Circular, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

"Agreement" means the Arrangement Agreement dated **February 15, 2008** made between CCM and Caza.

"Arrangement" means the arrangement under the provisions of Section 288 of the *Business Corporations Act* (British Columbia), on the terms and conditions set forth in the Arrangement or any amendment or variation thereto made in accordance with section 6.1 of the Agreement.

"Business Day" means any day, other than a Saturday or a Sunday, when Canadian chartered banks are open for business in the City of Vancouver.

"Circular" means this management information circular.

"Caza" means Caza Gold Corp., a wholly-owned subsidiary of CCM incorporated to facilitate the Arrangement.

"Caza Common Shares" means the common shares in the capital of Caza.

"CCM Common Shares" mean the common shares without par value in the capital of CCM.

"CCM Options" mean the incentive share options of CCM granted to employees, officers, consultants and directors prior to the date hereof.

"CCM Warrants" means the warrants of CCM whereby a holder thereof is entitled to purchase CCM Common Shares outstanding prior to the date hereof.

"Court" means the Supreme Court of British Columbia.

"Cutoff grade" means the deemed grade of mineralization, established by reference to economic factors, above which material is included in mineral deposit calculations and below which material is considered waste. May be either an external cutoff grade, which refers to the grade of mineralization used to control the external or design limits of an open pit based upon the expected economic parameters of the operation, or an internal cutoff grade, which refers to the minimum grade required for blocks of mineralization present within the confines of an open pit to be included in mineral deposit estimates.

"Diamond drill" means a machine designed to rotate under pressure an annular diamond-studded cutting tool to produce a more or less continuous solid sample (drill core) of the material that is drilled.

"Dividend" means the proposed dividend in kind, being made up of, in total, 11,955,751 common shares of Caza to be distributed to Shareholders of CCM pursuant to the Arrangement Agreement.

"Dividend Record Date" means the record date for the distribution of Dividend proposed to be set sometime after Court Approval of the Arrangement, in conjunction with the TSX.

"Effective Date" means the effective date of the Arrangement, and is expected to be the first business day following the Dividend Record Date, or as otherwise set in conjunction with the TSX.

"Epithermal" means a term applied to those mineral deposits formed in and along fissures or other openings in rocks by deposition at shallow depths from ascending hot solutions.

"Indicated reserves or probable reserves" are terms, not compliant with NI 43-101, which are used in historical reports, and which mean reserves for which quantity and grade and/or quality are computed from information similar to that used for measured or proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for measured reserves, is high enough to assume continuity between points of observation.

"Measured reserves or proven reserves" are terms, not compliant with NI 43-101, which are used in historical reports, and which mean reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of reserves are well established.

"Meeting" means the Special General Meeting of the holders of CCM Common Shares to be held to consider, among other matters, the Arrangement, and any adjournment thereof.

"Mineral deposit, deposit or mineralized material" means a mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures.

"NI 43-101" means National Instrument 43-101 "Standards of Disclosure for Mineral Projects", effective December 30, 2005, and adopted by the Canadian Securities Administrators.

"Open pit mining" means the process of mining an ore body from the surface in progressively deeper steps. Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

"Order" means the order of the Court approving the Arrangement pursuant to the *Business Corporations Act* (British Columbia).

"Ore" is a term used in historical reports and which means a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

"Ounces" means troy ounces.

"oz/tonne" means troy ounces per metric ton.

"Plan of Arrangement" means the plan of arrangement which is annexed to the Arrangement Agreement and any amendment or variation thereto made in accordance thereof.

"ppb" means parts per billion.

"ppm" means parts per million.

"Porphyry deposit" means a disseminated mineral deposit often closely associated with porphyritic intrusive rocks.

"Registrar" means the Registrar of Companies under the *Business Corporations Act* (British Columbia).

"Regulation S" means Regulation S under the 1933 Act.

"Rule 144" means Rule 144 under the U.S. Securities Act.

"Stockwork" means a rock mass so interpenetrated by small veins of ore that the whole must be mined together. Stockworks are distinguished from tabular or sheet deposits, i.e. veins or beds, which have a small thickness in comparison with their extension in the main plane of the deposit.

"Strike length" means the longest horizontal dimensions of a body or zone of mineralization.

"Stripping ratio" means the ratio of waste material to ore that is experienced in mining an ore body.

"Tonne" means a metric ton (2,204 pounds).

"TSX" means the Toronto Stock Exchange

"Tax Act" means the Income Tax Act (Canada) R.S.C. 1985, c. 1 as amended, including the regulations promulgated thereunder.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

"U.S. Exchange Act" means the United States Securities and Exchange Act of 1934, as amended.

"Valuation Report" refers to the report on the value of the Caza Gold Project, titled "Opinion of Value of the Mineral Properties to be Transferred from Canarc to Caza Gold Corp." dated January 25, 2008, prepared by Ross Glanville & Associates Ltd., of North Vancouver, B.C. See **Schedule "I"**.

CANARC RESOURCE CORP.

MANAGEMENT INFORMATION CIRCULAR

As at April 3, 2008
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Canarc Resource Corp. ("CCM" or the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

Note: The term "shareholder" as defined in the *Business Corporations Act* S.B.C. 2002, c.57 (the "Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

(a) in the case of a company incorporated before the coming into force of the Act, a subscriber, or

(b) in the case of a company incorporated under the Act, an incorporator.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of CCM at nominal cost. The cost of this solicitation will be borne by CCM.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder (the "Registered Shareholder"). The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of CCM (the "Management Proxyholders").

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

The persons named in the accompanying Form of Proxy are nominees of CCM's management. **A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by:**

(a) STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, B.C., V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company of Canada, Corporate Trust Department, or to the registered office of CCM, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of CCM knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of CCM are "non-registered" shareholders because the Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to CCM are referred to as "NOBOs". Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to CCM are referred to as "OBOs".

In accordance with the requirements of National Policy 54-101, *Communication with Beneficial Owners of Securities of a Reporting Issuer*, of the Canadian Securities Administrators, CCM has elected to send the notice of meeting, this information circular and proxy (collectively the "Meeting Materials") directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a "VIF"). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIFs, whether provided by CCM or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting. **Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.**

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

CCM is authorized to issue an unlimited number of Common Shares without par value (the "Common Shares"), of which 71,734,505 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of CCM fixed March 25, 2008 as the record date for the determination of the shareholders entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of CCM, there are no persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of CCM.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon:

(a) any director or executive officer of CCM at any time since the commencement of CCM's last completed financial year; and

(c) any associate or affiliate of any of the foregoing persons.

ANNUAL MEETING BUSINESS

Appointment And Remuneration Of Auditor

The management of the Company will recommend to the Meeting to appoint KPMG LLP, Chartered Accountants, of 9th floor, 777 Dunsmuir Street, P.O. Box 10426, Pacific Centre, Vancouver, British Columbia, V7Y 1K3 as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

KPMG LLP was first appointed auditor of the Company on October 25, 1995.

Election of Directors

The Board of Directors presently consists of four directors and it is intended to elect four directors for the ensuing year. The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO, THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Province/State and Country of Ordinary Residence	Present principal occupation, business or employment and, if not elected a director by vote of security holder, principal occupation, business or employment during the past five years[2]	Term of service as a director of the Company and Proposed Expiry Date[1] and First and Last Position in the Company	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised[3]
Bradford J. Cooke British Columbia, Canada	Chairman and CEO of Canarc Resource Corp. and Endeavour Silver Corp.	President, CEO and Director from Jan. 22, 1987 to Jan. 1, 2006; Chairman, CEO and Director since Jan. 1, 2006	1,354,980
Derek Bullock[4] Ontario, Canada	Mining Consultant, past President of Delitova Corporation	Director since March 12, 1996	5
Leonard Harris[4] Colorado, U.S.A.	Retired, former President and General Manager of Newmont Peru Ltd.	Director since June 5, 2001	210,000
William Price[4] California, U.S.A. Director	Retired; Former Chairman, CEO and Chief Equity Investment Officer of RCM Capital Management LLC (Emeritus from 2003 to present)	Director since May 31, 2005	5,556,000

(1) The term of office of the directors will expire at the Company's next Annual General Meeting.

(2) Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(3) Securities beneficially owned by directors is based on information furnished to the Company by the nominees.

(4) Member of Audit Committee.

Statement Of Executive Compensation

For the purposes of this Information Circular:

(a) "Chief Executive Officer" or "CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "Chief Financial Officer" or "CFO" means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "long-term incentive plan" or "LTIP" means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

(d) "measurement period" means the period beginning at the "measurement point" which is established by the market close on the last trading day before the beginning of the Company's fifth preceding financial year, through and including the end of the company's most recently completed financial year. If the class or series of securities has been publicly traded for a shorter period of time, the period covered by the comparison may correspond to that time period;

(e) "Named Executive Officers" or "NEOs" means the following individuals:

(i) each CEO,

(ii) each CFO,

(iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(iv) any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

(f) "normal retirement age" means normal retirement age as defined in a pension plan or, if not defined, the earliest time at which a plan participant may retire without any benefit reduction due to age;

(g) "options" includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office. An extension of an option or replacement grant is a grant of a new option. Also, options includes any grants made to an NEO by a third party or a non-subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company.

(h) "plan" includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restriction on resale, performance units and performance shares, or similar instruments may be received or purchased. It excludes the Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favour of executive officers or directors);

(i) "replacement grant" means the grant of an option or SAR reasonably related to any prior or potential cancellation of an option or SAR;

(j) "repricing" of an option or SAR means the adjustment or amendment of the exercise of base price of a previously awarded option or SAR. Any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option or SAR equally affecting all holders of the class of securities underlying the option or SAR is excluded; and

(k) "stock appreciation right" or "SAR" means a right, granted by the Company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of public traded securities.

Executive Compensation

During the fiscal year ended December 31, 2007, the Company had four Named Executive Officers (for the purposes of applicable securities legislation), namely Bradford J. Cooke, the CEO and former President of the Company; Philip Yee, CFO; John McClintock (appointed the President and Chief Operating Officer as of January 1, 2006 and resigned February 15, 2007); and Bruce Bried, the President of the Company effective February 15, 2007.

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

NEO Name and Principal Position	Year (1)	Annual Compensation			Long Term Compensation			All Other Compensation ($)(3)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs granted (#)(a)(2)	Shares or Units subject to Resale Restrictions ($)	LTIP payouts ($)	
Bradford J. Cooke, Chairman and CEO	2007	120,987	0	8,000	950,000	Nil	Nil	0
	2006	99,207	0	8,000	175,000	Nil	Nil	0
	2005	61,779	0	8,000	300,000	Nil	Nil	0
Philip Yee, CFO	2007	143,700	0	0	100,000	Nil	Nil	0
	2006	21,700	0	0	100,000	Nil	Nil	0
	2005	26,697	0	0	150,000	Nil	Nil	0
John McClintock, President and COO	2007	24,550	0	0	0	Nil	Nil	0
	2006	181,396	0	0	75,000	Nil	Nil	0
	2005	N/A	N/A	N/A	N/A	Nil	Nil	0
Bruce Bried, President	2007	121,000	0	0	225,000	Nil	Nil	0
	2006	N/A	0	0	N/A	Nil	Nil	0
	2005	N/A	N/A	N/A	N/A	Nil	Nil	0

Notes: (1) January 1 to December 31.

(2) An Incentive Stock Option Plan was created by the Company in June 1993 and revised in October 1994, May 1996, May 1998, June 2000, May 2005 and May 2006. Employees of the Company are eligible for stock options and share appreciation rights (SAR's) at the sole discretion of the Board of Directors. The Company does not currently have a pension plan.

(3) Including, but not limited to, amount paid, payable or accrued upon resignation, retirement or other termination of employment or change in control and insurance premiums with respect to term life insurance.

Option and Share Appreciation Rights (SAR's)

The following table sets forth details of incentive stock options granted to each of the Named Executive Officers during the most recently completed financial year (January 1, 2007 to December 31, 2007) (the "Financial Period"):

NEO Name	Securities under Options/SARs granted (#)	Percent of Total Options/SARs granted to Employees in Financial Period(1)	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Bradford J. Cooke	200,000	9.13%	$0.54	0	June 15/2012
Philip Yee	100,000	4.56%	$0.54	0	June 15/2012
Bruce Bried	100,000	4.56%	$0.54	0	June 15/2012
Bruce Bried	125,000	5.70%	$0.74	0	Jan. 26/2012
Bradford J. Cooke	750,000	34.25%	$0.46	0	Sept. 26/2012

(1) Reflected as a percentage of the total number of options granted to purchase common shares (2,190,000) during the Financial Period.

The following table sets forth details of incentive stock options exercised by the Named Executive Officers during the Financial Period and the financial year-end value of unexercised options:

NEO Name	Securities Acquired on Exercise	Aggregate Value Realized ($)[1]	Unexercised Options/SARs at December 31, 2007 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money[2] Options/SARs at December 31, 2007 ($) Exercisable/ Unexercisable
Bradford J. Cooke	750,000	$27,500	2,175,000 / 200,000	$93,500 / $0
John McClintock	250,000	$95,000	0 / 0	0 / 0

(1) "Aggregate Value Realized" means the excess of the market value at exercise over the exercise price at the date of exercise.

(2) "In-the-money" means the excess of the market value of the common shares of the Company on December 31, 2007 ($0.355) over the base price of the options.

Option and SAR Repricings

There was no downward re-pricing of incentive stock options with respect to any of the Named Executive Officers during the most recently completed financial yar.

Defined Benefit or Actuarial Plan Disclosure

The Company and its subsidiaries do not have any pension plan arrangements in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the fiscal period ending **December 31, 2001**, the Board entered into an employment agreement with the Company's CEO. The employment agreement also provides certain severance benefits to the executive officer in the event of termination of the agreement or in the case of a change of control where the executive officer does not continue in the employ of the Company. The CEO is entitled to receive, as severance compensation, the equivalent of three years' salary.

During the fiscal period ending December 31, 2006, the Company entered into an employment agreement with the Company's former President John McClintock, effective January 1, 2006. The employment agreement had a term of one year, was renewable by the mutual written consent of both the Company and the executive officer and expired on February 15, 2007. The employment agreement provided that if either the Company or the executive officer did not wish to renew the Agreement, that party would notify the other party in writing no later than November 30, 2006. There was no provision in the employment agreement for severance benefits to the executive officer in the event of termination of the agreement or in the case of a change of control. The employment agreement provided for the assignment of the agreement to any successor corporation of the Company and would be binding upon such successor corporation. The Company and the former President agreed to terminate the employment agreement and John McClintock resigned effective February 15, 2007.

Subsequent to the fiscal period ending December 31, 2006, the Company entered into an employment agreement with the Company's current President Bruce Bried, effective February 15, 2007. The employment agreement has a term of one year, to be reviewed annually. There is no provision in the employment agreement for severance benefits to the executive officer in the event of termination of the agreement or in the case of a change of control.

Composition of Compensation Committee

The Company's executive compensation program is administered by the board of directors (the "Board").

Report on Executive Compensation

The Company's executive compensation program is based on a pay-for-performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are competitive with the base salaries paid by companies within the mining industry having comparable capitalization to that of the Company, thereby enabling the Company to compete for and retain executives critical to the Company's long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer-term interests of shareholders.

Compensation for each of the named executive officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of an annual bonus, and a longer-term incentive in the form of stock options. As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

The Board meets as required, but at least quarterly. The Board reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources. In addition, the Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

Base Salary

The Board approves ranges for base salaries for employees at all levels of the Company based on reviews of market data from peer groups and industry in general. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Company's CEO prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers. The CEO's recommendations for base salaries for the senior executive officers, including the CEO, the President and the CFO, are then submitted for approval by the Board.

Bonus

The Board annually evaluates performance and may allocate an amount for payment of bonuses to executive officers and senior management. The aggregate amount for bonuses to be paid will vary with the degree to which targeted corporate performance was achieved for the year. The individual performance factor allows the Company effectively to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

The CEO prepares recommendations for the Board with respect to any bonuses to be paid to the executive officers and to senior management.

Stock Options

A Stock Option Plan is administered by the Board. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance. The Board considers stock option grants when reviewing executive officer compensation packages as a whole.

Directors' and Officers' Liability Insurance

The Company has the benefit of insurance policies for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Company. The approximate amount of the premiums charged in respect of the policy on account of directors' and officers' liability, which came into force in the fall of 2004, was US$25,000 per annum. American Home Insurance Company has provided coverage since the fall of 2007, with premiums of US$26,450 per annum. The aggregate amount of coverage under the policy is US$1,000,000 subject to retentions of $0 to US$50,000, depending on the type of claim made.

Shareholder Return Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Company's common shares against the cumulative total shareholder return of the Toronto Stock Exchange 300 Total Return Index for the period commencing **December 31, 2002** and ending **December 31, 2007.**

Chart 1 Comparison of Total Shareholder Return on Common Shares

of the Company and the Toronto Stock Exchange Indice

(based on Canadian Funds)


$250
$200
$150
$100
$50
$0
Dec.31/02
Dec.31/03
Dec.31/04
Dec.31/05
Dec.31/06
Dec.31/07
$187
$127
$145
$129
$232
$80
TSE Total Return Index
Canaro Resource Corp.

The graph assumes that the initial value of the investment on the stock exchange in the Company's common shares and in the indice was $100 on the initial date.

Compensation of Directors

During the Financial Period, compensation was paid by the Company to the directors of the Board for Board participation. A Directors' Compensation Plan was put into place August 14, 2004 and includes paying the Directors $2,000 per financial quarter. As well, a yearly salary of 120,987 was paid by the Company to the CEO and a salary of $143,700 was paid to the CFO and a salary of $121,000 was paid to the current President.

The Company has no pension plan or other arrangement for non-cash compensation to the other directors, except incentive stock options. During the Financial Period:

1. the Directors were granted incentive stock options to purchase common shares of the Company exercisable for a term of five years from the dates of grant as follows:

   (a) on June 15, 2007, an aggregate of 500,000 (of the 1,100,000 granted) common shares at $0.54 per share were granted to directors.

   (b) On September 26, 2007, an aggregate of 750,000 common shares at $0.46 per share were granted to a director.

2. the directors, as a group, exercised incentive stock options to purchase common shares of the Company as follows:

Securities Acquired on Exercise [1]	Aggregate Net Value Realized[2]
750,000	$27,500

(1) This figure includes all options exercised for shares and all options cancelled in exchange for SAR shares.
(2) "Aggregate Value Realized" means the excess of the market value (as determined under the Plan) at exercise over the exercise price at the date of exercise. Based on figures set out on SEDI by the individuals.

The exercise price of the foregoing options was not lower than the market price of the Company's shares on the Exchange at the time of grant, in accordance with the policies of the TSX Toronto Stock Exchange and the Plan. The terms of the option agreements provide that the options will terminate on the day after the optionee ceases to be a director of the Company, except by reason of his death, in which case his personal representative may exercise the options within one year following the date of death or the expiry date, whichever occurs first.

Securities Authorized for Issuance Under Equity Compensation Plans

The only equity compensation plan which the Company currently has in place is the Company's Incentive Stock Option Plan (the "Plan") which was created by the Company in June 1993 and revised in October 1994, May 1996, May 1998, June 2000 and May 2005 and May 2006. The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by a committee of the board of directors of the Company. The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. The Plan provides that the number of common shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 11,696,450 Common Shares.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2007.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	7,074,000 options	$0.54	4,622,450*
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	7,074,000	$0.54	4,622,450*

* As at April 3, 2008. This figure is approximate as the actual number of options available depends on many factors, including the number of options exercised and the number of options cancelled or expired since the date of shareholder approval of the Plan.

Shareholder Rights Plan

At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve and ratify a Shareholder Rights Plan Agreement as summarized below under the heading "Summary of Shareholder Rights Plan Agreement".

The Shareholder Rights Plan Agreement provides that it will terminate unless it is confirmed by a resolution passed at the meeting by a majority of the votes cast. At the meeting, shareholders will be asked to adopt a resolution confirming the Shareholder Rights Plan. The text of the resolution is set out in Schedule "B" attached to this Information Circular.

Purpose of the Shareholder Rights Plan

The Shareholder Rights Plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder values in the event of a take-over bid or other acquisition that could lead to a change in control of the Company. It is not intended to deter take-over bids. Take-over bid contests for corporate control provide a singular opportunity for shareholders to obtain a one-time gain. After the acquisition of effective control, the opportunity for this one-time gain normally does not reoccur. As with most public companies, control of the Company can probably be secured through the ownership of much less than 50% of the shares. Without a shareholder rights plan, it would be possible for a bidder to acquire effective control, over a relatively short period of time, through open market and private purchases, using various techniques permitted under the securities legislation in Canada, without making a bid available to all shareholders. Such acquisition of control would probably be an effective deterrent to other potential offerors. The person acquiring control would probably, over a period of time, be able to consolidate and increase its control without the price for control ever being tested through an open market auction. Shareholder rights plans are designed to prevent this occurrence by forcing all acquisitions of control into a public offer mode.

A public offer will not necessarily achieve all of the objectives of ensuring the maximum value to shareholders. A take-over bid can be completed in a time period as short as 35 days. This is too short a time period to ensure that the directors can develop other competing alternatives. The Shareholder Rights Plan is intended to provide time to shareholders to properly assess any take-over bid and to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and locating other potential bidders.

Summary of the Shareholder Rights Plan

The following is a summary of the terms of the Shareholder Rights Plan.

General

The rights will be issued pursuant to a shareholder rights plan agreement dated and effective April 30, 2005, between the Company and Computershare Trust Company of Canada as the rights agent. Each right will entitle the holder to purchase from the Company one Common Share at the exercise price of $50.00 Cdn. per share, subject to adjustments, at any time after the separation time (defined below). However, if a flip-in event (defined below) occurs, each right will entitle the holder to receive, upon payment of the exercise price, Common Shares having a market value equal to two-times the exercise price. The rights are non-exercisable until the separation time.

Trading of Rights

Until the separation time, the rights will be evidenced by the outstanding certificates for Common Shares and the rights will be transferred with, and only with, the Common Shares. As soon as practicable following the separation time, separate certificates evidencing the rights will be mailed to holders of record of Common Shares as of the close of business at the separation time and the separate rights certificates will thereafter evidence the rights.

Separation Time and Acquiring Person

The rights will separate and trade apart from the Common Shares and become exercisable at the separation time. "Separation time" generally means the close of business on the 10th trading day following the commencement or announcement of the intent of any person to commence a take-over bid, other than a permitted bid or a competing bid, but under certain circumstances can mean the eighth trading day after a person becomes an "acquiring person" by acquiring 20% or more of the voting shares of any class.

Flip-in Event

A "flip-in event" will, in general terms, occur when a person becomes an acquiring person. Upon the occurrence of a flip-in event, each right will entitle the holder to acquire, on payment of the exercise price, that number of Common Shares having a market value equal to two-times the exercise price. However, any rights beneficially owned by an acquiring person or by any direct or indirect transferees of such person, will be void. The term "beneficial ownership" is defined to include, under certain circumstances, shares owned indirectly through affiliates, associates, trusts and partnerships, other situations of ownership deemed by operation of law, shares subject to acquisition or voting agreements and shares owned by persons acting jointly or in concert. There are several exceptions, including exceptions directed towards investment managers, trust companies, and independent managers of pension plans who are not participating in a take-over bid.

Permitted Bids

Permitted bids are exempted from the operation of the Shareholder Rights Plan. In summary, a permitted bid is a take-over bid made by way of take-over bid circular which complies with the following provisions:

(a) It is made to all holders of voting shares of the Company of a particular class and for all those voting shares.

(b) No voting shares can be taken up and paid for before the close of business on the "Permitted Bid Expiry Date", as described below, and unless more than 50% of voting shares held by shareholders independent of the offeror are tendered and not withdrawn.

(c) Voting shares may be tendered at any time until the Permitted Bid Expiry Date and may be withdrawn until taken up and paid for.

(d) If the condition described in (b) above is met, there will be a public announcement and the take-over bid will be open for a further period of 10 business days.

The Shareholder Rights Plan contains provisions designed to ensure that, if considered appropriate, the time for tendering to two or more competing permitted bids will occur on the same date.

Permitted Bid Expiry Date

The Permitted Bid provisions require that for a Take-Over to be a Permitted Bid it must be left open until the Permitted Bid Expiry Date. The "Permitted Bid Expiry Date" means 60 days following the date of the Take-Over Bid.

Exchange Option

Under certain circumstances, the board of directors of the Company can, on exercise of a right and payment of the exercise price, issue other securities or assets of the Company in lieu of Common Shares. The board of directors of the Company can also determine to issue in exchange for the rights, but without payment of the exercise price, Common Shares having a value equal to the exercise price or other securities or assets of the Company having the same value.

Adjustments

The exercise price, the number and kind of shares subject to purchase upon exercise of each right and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event that the Company takes certain actions involving the Company's share capital which would otherwise have a dilutive effect.

Redemption

At any time before the occurrence of a flip-in event, the board of directors may elect to redeem the rights in whole at a redemption price of $0.0001 per right.

Waiver

The board of directors may waive the application of the Shareholder Rights Plan to any flip-in event if it determines that a person became an acquiring person by inadvertence, conditional upon such person having, within 10 days after the determination by the board of directors, reduced its beneficial ownership of shares such that it is no longer an acquiring person. The board of directors may also, until a flip-in event has occurred, waive the application of the Shareholder Rights Plan to any particular flip-in event, but in that event, the board of directors shall be deemed to have waived the application of the Shareholder Rights Plan to any other flip-in event which may arise under any take-over bid then in effect.

Amendments

The board of directors may amend the Shareholder Rights Plan to correct clerical or typographical errors, to maintain the validity of the plan as a result of any changes in any applicable legislation or to increase or decrease the exercise price. Any amendments required to maintain the validity of the Shareholder Rights Plan must be submitted to the shareholders of the Company or, after the separation time, to the holders of the rights for confirmation.

Other amendments can only be made with the approval of the shareholders of the Company or, after the separation time, the holders of the rights. Any supplements or amendments to the Shareholder Rights Plan require the prior written consent of the TSX Toronto Stock Exchange.

Term

The Shareholder Rights Plan has a term of 10 years; however, it is subject to ratification at the Meeting, and also at each of the shareholder meetings following the third and sixth anniversaries of the effective date of the Shareholder Rights Plan. If the Shareholder Rights Plan is not so ratified at any meeting, the Shareholder Rights Plan shall terminate forthwith.

The text of the ordinary resolution, in substantially the form to be presented to the shareholders, subject to such changes not affecting the general intent of the said resolution as may be required by the regulatory authorities or by counsel for the Company, is set out in Schedule "B" attached hereto.

A copy of the Shareholder Rights Plan Agreement will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to **April 29, 2008** being the date of the Meeting, and at the Meeting.

Audit Committee

The Company's audit committee is comprised of three directors, Derek Bullock, Leonard Harris and William Price. Additional information is provided in the Company's AIF as filed on SEDAR on March 31, 2008 (see www.sedar.com)

Statement Of Corporate Governance Practices

The Company is required to report annually to its shareholders on its corporate governance practices and policies with reference to National Policy 58-201, *Corporate Governance Guidelines* (the "Policy") and

National Instrument 58-101, *Disclosure of Corporate Governance Practices*, adopted by the Canadian Securities Administrators effective June 30, 2005 and amended March 17, 2008.

The Board of Directors

The Board currently consists of four directors, of which three directors (Derek Bullock, Leonard Harris and William Price) are currently "independent" in the context of the Policy. Bradford J. Cooke is not independent because he is the Chairman of the Board and CEO of the Company.
Certain directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Bradford Cooke	Pinnacle Mines Ltd.
	Endeavour Silver Corp.
	Radius Gold Inc.
Derek Bullock	Iamgold Corporation
	Absolut Resources Corp.
	Goldcrest Resources Ltd.
Leonard Harris	Alamos Gold Inc.
	Cardero Resource Corp.
	Solitario Resources Corporation
	Sulliden Exploration Inc.
	Endeavour Silver Corp.
	IMA Exploration Ltd.
	Golden Arrow Resources Corp.
	Indico Resources Ltd.
William Price	N/a

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a directors' meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet *in camera*.

Bradford J. Cooke is the Chair of the board of directors of the Company. William Price, as an independent director, was appointed the Lead Director of the Board, with the mandate to ensure that the Board's Agenda will enable it to successfully carry out its duties and to do so without interference from the Chairman of the Board that could result from potential conflicts from his status as a non-independent Board member. Bradford J. Cooke and Philip Yee are also the directors of Caza Gold Corp.

Since January 1, 2007, the Company has held board meetings at least quarterly and at which all Board members have attended.

Board Mandate

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the

best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

- the strategic planning process of the Company;
- identification and management of the principal risks associates with the business of the Company;
- planning for succession of management;
- the Company's policies regarding communications with its shareholders and others; and
- the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The Chairman and CEO is a member of the Board, giving the Board direct access to information in his areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions

The Board of directors has not yet developed written position descriptions for the Chairman, the chairman of any Board committees, the CEO, the President or the CFO, but is currently in the process of developing such written descriptions. The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members, the CEO, the President and the CFO and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors. The appointment of a new director is a relatively infrequent event in the Company's affairs, and each situation is addressed on its merits on a case-by-case basis. The Company has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of the Company. The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant. The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct

The Company has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR in the Company's AIF as filed on SEDAR on March 31, 2008.

Nomination of Directors

The Board has neither a formal policy for identifying new candidates for Board nomination nor a permanent nominating committee. If and when the Board determines that its size should be increased or if a director needs to be replaced, a nomination committee comprised entirely of independent directors will be struck. The terms of reference of such a committee will be determined when it is created, but are expected to include the determination of the independence of the candidate, his or her experience in the mining business and compatibility with the other directors.

Compensation

Taking into account the Company's present status as an exploration-stage enterprise, the Board of Directors reviews the adequacy and form of compensation provided to Directors on a periodic basis to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.

Other Board Committees

At present, the Board has established an Audit Committee (as discussed elsewhere herein). The Board of Directors is of the view that the decision to not set up various committees such as a Nominating, Human Resources, Governance, or Compensation Committee is appropriate having regard to cost and time issues and the size of the Company.

Assessments

The Board has no formal process for the assessment of the effectiveness and contribution of the individual directors. Each director has extensive public company experience and is familiar with what is required of him. Frequency of attendance at Board and committee meetings and the quality of participation in such meetings are two of the criteria by which the performance of a director will be assessed.

SPECIAL MEETING BUSINESS

The Arrangement

General

CCM is proposing to , pursuant to the Arrangement Agreement, transfer to Caza of all of the shares of its subsidiary, Minera Canarc de Mexico, S.A. de C.V. in exchange for all of the issued and outstanding shares of Caza (being 14,346,901 shares, or one (1) share of Caza for each five (5) shares of CCM). On the completion, all shareholders of CCM will continue to hold their shares of CCM and will receive, by way of a the Dividend on the Effective Date one (1) share of Caza for each six (6) shares of CCM held by Shareholders of CCM as of the Dividend Record Date.

Under the proposed Arrangement, the shareholders of record of CCM on the Dividend Record Date will continue to participate in the development of the Canarc and the Caza Gold Project (held by Minera Canarc de Mexico, S.A de C.V.) through their shareholdings in CCM and Caza, respectively. Immediately following the Dividend Record Date, CCM will own approximately 16.7% or 2,391,150 of the issued shares of Caza and the CCM Shareholders of record, as of the Dividend Record Date, shall own 83.3% or 11,955,751 of the issued share capital of Caza. After the Effective Date, the total issued share capital of Caza will be 14,346,901 common shares.

At the Meeting, the Shareholders will be asked to consider, and if thought fit, to pass a special resolution or series of special resolutions to approve the Arrangement as set out above and elsewhere in this Information Circular.

The Dividend Record Date and the Effective Date shall be set sometime shortly after court approval of the Arrangement (the Court date is tentatively set for May 12, 2008), in conjuction with the policies and requirements of the Toronto Stock Exchange (the "TSX"). The Company will provide prior public notice of these dates by way of a news release.

The creation of Caza to hold the assets, the transfer of the Caza Gold Project from CCM to Caza for the shares of Caza and the issuance of the Dividend will be carried out as an Arrangement under section 288 of the *Business Corporations Act* (British Columbia), and requires approval by a special resolution, being two-thirds of the votes cast.

The Arrangement is viewed by the Board of Directors of the Company as a key step in the development of the Company's Caza Gold Project.

The Board of Directors of CCM believes that with the creation of Caza, having the two reporting companies dedicated to the pursuit of their respective businesses will focus the efforts of each company and provide CCM shareholders with additional investment choices and enhanced flexibility. See "The Arrangement — Background to the Arrangement".

The Company and Caza have entered into the Arrangement Agreement, a summary of which attached as Schedule "D". A full copy of the Arrangement Agreement will be available at the Meeting or can be obtained upon written request to Vector Corporate Finance Lawyers 1040-999 West Hastings Street, Vancouver, B.C., V6C 2W2, ph (604) 683-1102.

The initial board of directors of Caza will be Bradford J. Cooke (President of Caza) and Philip Yee (CFO of Caza). Stewart L. Lockwood is the Corporate Secretary. . CCM will agree to provide administrative assistance on an as-needed basis to Caza pursuant to a management agreement based on cost plus an administrative fee within Industry standards.

Holders of CCM Warrants will be given required advance notice of this Meeting and the matters set out herein so that they can determine if it is in their overall interest to exercise their securities in time, prior to the Dividend Record Date, so as to be entitled to participate in the Arrangement. Holders of CCM Options will be given notice of this Meeting and the matters set out herein so that they can determine if it is in their overall interest to exercise their securities in time, prior to the Dividend Record Date, so as to be entitled to participate in the Arrangement.

No substitution or adjustment shall obligate the Company to issue or sell fractional shares or to distribute fractional shares as part of the Dividend.

Certain Directors and Officers of CCM (for $180,000) and other individuals (for $120,000) have, together, loaned Caza a total of C$300,000 for the purposes of, after the Effective Date, carrying out an initial exploration program on the Caza Gold Project and for general working capital purposes as described herein in Schedule "G". The unsecured loans are repayable on demand and will accrue interest at 9%, compounded annually.

Canarc Resource Corp.

The Company was incorporated under the laws of British Columbia on January 22, 1987 under the name, "Canarc Resource Corp.", by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. The Company is a reporting company in British Columbia, Ontario, Alberta, Saskatchewan and Nova Scotia, and, as a "foreign private issuer," as defined under the U.S. Securities Act, is a reporting company in the United States. The CCM Common Shares are listed on the TSX under the trading symbol "CCM," are traded over-the-counter in the United States (OTC-BB (symbol CRCUF)) and are listed on the Frankfurt exchange under the trading symbol "CAN". CCM files its annual information forms, interim financial statements, management's discussion & analysis and other continuous disclosure documents with the securities commissions or similar regulatory authorities in each such province. These public disclosure documents are available on the SEDAR website (www.sedar.com) and at the EDGAR website of the U.S. Securities and Exchange Commission (www.sec.gov). For a description of the business to be carried on by CCM following the completion of the Arrangement, see Schedule "F".

Caza Gold Corp.

Caza was incorporated under the *Business Corporations Act* (British Columbia) on November 15, 2007 in order to take part in the Arrangement. Prior to giving effect to the Arrangement, Caza had no operations. For a description of the business to be carried on by Caza following the completion of the Arrangement, see Schedule "G".

Background to the Arrangement

The Company had been contemplating the separation of the Company's assets into two distinct companies since the fall of 2007. The purpose of the distribution of Caza shares by way of dividend is for Canarc shareholders to realize the full potential of Canarc's Mexican gold projects by advancing them through the creation of Caza and the financing of Caza as described herein. Caza intends to carry out sufficient work on these projects so that it can apply for a listing of its shares on a Canadian recognized stock exchange in 2008. However, there is no assurance at this time that sufficient work will be completed or that such an application for listing will be successful.

Canarc intends to focus on enhancing the value of its core assets, including the New Polaris gold mine project in British Columbia and on pursuing strategic gold property acquisitions in Canada and the U.S.A. Canarc will continue to use its contacts and expertise in Mexico to generate gold opportunities for the benefit of Caza Gold.

Caza Gold will initially share certain management with Canarc as disclosed herein but it is anticipated that a new management team will be appointed after the distribution. Caza Gold will then seek additional financing and a listing in order to continue acquiring and exploring strategic gold projects in Mexico. However, there is no assurance at this time that sufficient work will be completed or that such an application for listing will be successful. See Section "H" for additional risk factors.

The Board of Directors of CCM believes that with the creation of Caza, having the two reporting companies dedicated to the pursuit of their respective businesses will focus the efforts of each company and provide CCM shareholders with additional investment choices and enhanced flexibility. See "The Arrangement — Background to the Arrangement".

Independent Opinion of Value of the Caza Gold Project

The Company hired Ross Glanville & Associates Ltd., of North Vancouver, B.C. to review the Caza Gold Project and to provide an independent opinion on its value. Their report, titled "Opinion of Value of the Mineral Properties to be Transferred from Canarc to Caza Gold Corp." and dated January 25, 2008 is attached as Schedule "I" (the "Valuation Report"). The Valuation Report sets the value of the Caza Gold Project at approximately US$300,000, with a reasonable range of between approximately $200,000 to $400,000.

Recommendation of Board of Directors

The Board of Directors of CCM has reviewed the terms and conditions of the Arrangement and the Valuation Report and has unanimously concluded that the terms and conditions of the Arrangement are fair and reasonable to, and are in the best interests of, CCM and the Shareholders. The Board has determined that the value of the Caza Gold Project be set at Cdn$300,000. This sets the value of each share of Caza to be received by the Shareholders of the Company at $0.021 per Caza share.

In arriving at their recommendation, the Board of Directors considered, among other matters:

(a) the conclusions of management of CCM with respect to the prospects of an increase in shareholder value;

(b) the terms of the Arrangement, which will result in Shareholders continuing to own immediately after the Arrangement no less than their current proportionate voting and equity interest in all of the assets currently held by CCM through their ownership of shares of both CCM and Caza;

(c) the Valuation Report and the relative parity of the Canadian and US dollar; and

(d) the procedures by which the Arrangement will be approved, including the two-thirds majority approval required by Shareholders at the Meeting, and the requirement of Court approval.

Accordingly, the Board of Directors unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution and all other matters proposed by management to be considered at the Meeting to bring the Arrangement into effect.

Details of the Arrangement

Should all necessary approvals be received and should the Board of the Company decide to proceed with the Arrangement the following shall occur and be deemed to occur in the following order without further act or formality and with each transaction or event set to occur or be deemed to occur after the occurrence of the transaction or event immediately preceding it:

(a) Shareholder approval to the Arrangement will be received on April 29, 2008;

(b) Court approval to the Arrangement will be received on May 12, 2008;

(c) The Company, in conjunction with the TSX will set and announce the Dividend Record Date and the Effective Date of the Arrangement;

(d) On the Dividend Record Date, the Company will set and determine the Shareholders of the Company that shall be entitled to receive the Dividend;

(e) On the Effective Date, the Arrangement shall be finalized, Caza shall issue an additional 14,346,801 shares to the Company and the Company shall own, in total, 14,346,901 shares of Caza, being all of its issued and outstanding share capital. The Company shall then distribute to the entitled Shareholders 11,955,751 Caza shares on a prorata basis. Under the Arrangement Agreement, Caza shall acquire the Caza Gold Project;

(f) CCM shall retain 2,391,150 shares of Caza (being 16.7% of the number of issued shares of Caza on the Effective Date).

Arrangement Agreement

CCM and Caza have entered into the Arrangement Agreement for the purposes of carrying out the Arrangement and consummating the transactions contemplated by the Arrangement. The Arrangement Agreement contains covenants, conditions and termination provisions by which the parties to the Arrangement Agreement are bound. The parties to the Arrangement Agreement have also made certain representations and warranties to each other and have agreed to certain other terms and conditions which are standard in a transaction of the nature embodied by the Arrangement. In addition, the Arrangement Agreement provides that it may be amended in a manner not materially prejudicial to the shareholders of CCM by written agreement of the parties to the Arrangement Agreement before or after the Meeting without further notice to, or the approval of, the Shareholders. A summary of the Arrangement Agreement is attached as Schedule "D" to this Circular. A full copy of the Arrangement Agreement will be available at the Meeting or can be obtained upon written request to Vector Corporate Finance Lawyers 1040-999 West Hastings Street, Vancouver, B.C., V6C 2W2, ph (604) 683-1102.

Approvals Necessary for the Arrangement

Shareholder Approval

In order for the Arrangement to become effective, the Arrangement Resolution must be passed, with or without variation, by two-thirds of the votes of Shareholders voting at the Meeting. The full text of the Arrangement Resolution is set forth in Schedule "E to this Circular. Shareholder approval of the Arrangement, which provides for a pro rata distribution of Caza Common Shares to all CCM shareholders, does not involve a sale of the Caza Gold Project or other CCM assets to a third party, and in connection with which no "value" is given by CCM shareholders for the Caza Common Shares, does not constitute an investment decision for purposes of U.S. securities law.

Court Approval

A statutory arrangement under the *Business Corporations Act* (British Columbia) requires Court approval.

The hearing in respect of the Court Order is scheduled to take place at 9:45 a.m. (Vancouver time) on May 12, 2008 at British Columbia Supreme Court, Vancouver, British Columbia, subject to the approval of the Shareholders of CCM of the Arrangement. Any Shareholder of CCM has the right to appear at such hearing and present evidence or argument, subject to the rules of the Court.

The authority of the Court is very broad under the *Business Corporations Act* (British Columbia). CCM has been advised by its counsel that the Court may make any inquiry it considers appropriate and may make any order it considers appropriate with respect to the Arrangement. The Court will consider, among other things, the fairness and reasonableness to the Shareholders of the Arrangement in its entirety. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court considers fit.

Regulatory Approval

Implementation of the Arrangement is conditional upon the approval of the TSX.

Consequences If Approvals Not Obtained

In the event that the Arrangement is not approved by the Shareholders of CCM or the Court in the manner described above, the Arrangement will not be completed.

Conditions to the Arrangement Becoming Effective

In addition to Shareholder, Court and regulatory approval, the Arrangement Agreement provides that the implementation of the Arrangement is subject to the satisfaction of various conditions on or prior to the Effective Date, certain of which are summarized below:

(a) no action shall have been instituted and be continuing for an injunction to restrain, a declaratory judgment in respect of or damages on account of or relating to the Arrangement and no cease trading or similar order with respect to any securities of CCM or Caza shall have been issued and remain outstanding;

(b) the orders and rulings, if any, from the British Columbia Securities Commission and securities regulatory authorities in each of the Provinces of Canada to permit the securities to be issued pursuant to the Arrangement to be freely tradable in each of the Provinces of Canada shall have been obtained, each such order and ruling being in form and substance acceptable to CCM;

(c) all material regulatory requirements shall have been complied with and all other material consents, agreements, orders and approvals, including regulatory and judicial approvals and orders, necessary for the completion of the transactions provided for in the Arrangement Agreement or contemplated by this Information Circular shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

(d) none of the consents, orders, regulations or approvals contemplated in the Arrangement Agreement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by CCM or Caza acting reasonably;

(e) The Arrangement Agreement shall not have been terminated.

Management of CCM believes that all material consents, orders, rulings, approvals and assurances required for the completion of the Arrangement will be obtained prior to the Effective Date in the normal course upon application therefore, however, there can be no assurance that all of the conditions to the Arrangement will be fulfilled prior to the Effective Date.

Notwithstanding the fulfillment, or waiver, of the foregoing and other conditions, the Board of Directors may decide at any time before or after the Meeting and prior to the Effective Date not to proceed with the

Arrangement, in which event the Arrangement Agreement will be terminated without any further action on the part of the Shareholders or the Court. The Board of Directors considers it appropriate to retain the flexibility not to proceed with the Arrangement should some event occur prior to the Arrangement becoming effective which in the opinion of the Board of Directors makes it inappropriate to complete the Arrangement. The Arrangement Resolution to be considered and passed by the Shareholders at the Meeting authorizes such action by the Board of Directors. No specific dissent rights under Division 2 of Part 8 of the *Business Corporations Act* (British Columbia) are provided unless so specifically ordered by the Court, in which case dissenting shareholders shall be contacted by the Company and apprised of relevant information.

Effective Date

Upon receipt of the Shareholder, Court and regulatory approvals, and satisfaction of all other conditions set forth in the Arrangement Agreement, the Board of Directors will file with the Registrar any records and information the Registrar may require and will announce the Effective Date through the media following receipt of the Order and in conjunction with the approval of the TSX.

Distribution of Share Certificates

Upon the Arrangement becoming effective, Certificates representing up to 11,955,751 Caza Common Shares will be mailed as soon as practicable following the Dividend Record Date to those persons whose names appear in the register of holders of CCM Common Shares at the close of business on the Dividend Record Date (subject to any relevant information or modifications set out in any notices of the TSX or future news releases of the Company).

Stock Exchange Listings

CCM's Common Shares will continue to be listed and traded on the TSX and the Frankfurt Exchange after the Effective Date. Caza intends to apply for a listing of its shares on a Canadian recognized stock exchange in 2008. However, there is no assurance at this time that such an application for listing will be successful.

Fees and Expenses

All costs relating to the Arrangement, including technical, accounting and legal fees, will be borne equally by CCM and Caza, subject to Court approval and unless amended by mutual agreement of the two companies.

Securities Laws Considerations

The distribution of Caza Common Shares will be made pursuant to exemptions from the registration and prospectus requirements contained in applicable provincial securities legislation, or where required, exemption orders or rulings from various securities commissions and regulatory authorities in the provinces of Canada in which Shareholders are resident.

Resales of Caza Common Shares will be subject to resale restrictions, including where the sale is made from the holdings of a person, company or combination of persons or companies holding a sufficient number of Caza Common Shares to materially affect the control of Caza in certain jurisdictions, or in the event the Caza Common Shares are later purchased pursuant to certain exemptions from the registration and prospectus requirements.

Holders of CCM Common Share and Caza Common Shares should seek legal advice prior to any resale of such securities to ensure that such resale is in compliance with the requirements of applicable securities laws.

SECURITIES LAWS CONSIDERATIONS

The following is a brief summary of the securities law considerations applying to the transactions contemplated herein.

Canadian Securities Laws

Each holder is urged to consult such holder's professional advisers to determine the Canadian conditions and restrictions applicable to trades in Caza Shares.

Status under Canadian Securities Laws

The Company is a reporting company in British Columbia, Ontario, Alberta, Saskatchewan and Nova Scotia, and became a reporting company under the United States Securities Act of 1934 upon filing its Form 20F registration statement dated October 9, 1990. The Canarc Shares currently trade on the TSX. After the Arrangement, Caza will be a reporting issuer in the province of British Columbia, and those other provinces to be determined by the Company in consultation with its legal counsel.

Issuance and Resale of Caza Shares Under Canadian Securities Laws

The issuance of the Caza Shares pursuant to the Arrangement will constitute a distribution of securities, which are exempt from the registration and prospectus requirements of Canadian securities legislation. The Caza Shares may be resold in British Columbia provided the trade is not a 'control distribution' as defined in National Instrument 45102 of the Canadian Securities Administrators, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid to a person or company in respect of the trade and, if the selling security holder is an insider or officer of Caza, the insider or officer has no reasonable grounds to believe that Caza is in default of securities legislation.

Application may be made for listing of the Caza Shares on the TSXV. Any listing will be subject to meeting TSXV original listing requirements and there is no assurance such a listing will be obtained. As the Caza Shares are not listed on a stock exchange and until listed, holders of Caza Shares may not have a market for their shares.

Application of U.S. Securities Law to Distribution and Resale of Caza Shares

The pro rata distribution of Caza Common Shares to CCM shareholders pursuant to the Arrangement does not constitute an "offer to sell" or a "disposition for value" within the meaning of Section 3(2) of the U.S. Securities Act. As a consequence, the distribution does not require registration under the U.S. Securities Act.

The Caza Shares do not constitute "restricted securities," as defined in Rule 144 under the U.S. Securities Act, but sales of Caza Shares by CCM shareholders who become affiliates of Caza would be subject to Rule 144 absent registration or another appropriate exemption. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

Caza is not a reporting company under the U.S. Exchange Act and there is no public market in the United States for the Caza Shares. On or before the Effective Date, Caza will comply with the information supplying requirements of Rule 12g3-2(b) under the U.S. Exchange Act which is an exemption available to foreign private issuers that do not desire to become subject to the reporting requirements prescribed by the U.S. Exchange Act. Rule 12g3-2(b), as applied to a British Columbia corporation such as Caza, will require Caza to furnish to the U.S. Securities and Exchange Commission on an ongoing basis information that it has made public or is required to make public under the laws of British Columbia including any applicable Canadian securities law, pursuant to its non-U.S. stock exchange filing requirements (when and if Caza Common Shares becomes listed on a Canadian securities exchange), or that it has distributed or is required to distribute to its security holders. By obtaining the Rule 12g3-2(b) exemption, an issuer may have its equity securities traded on a limited basis in the over-the-counter markets in the United States.

The parties to the Arrangement anticipate but do not assure that Caza will become reporting company in Canada. For purposes of the following discussion, it is assumed that Caza shall have become a reporting company in Canada and that a public market for the Caza Shares shall have developed. U.S. holders may offer and sell their Caza Shares outside the United States in an offshore resale that is in compliance with Regulation S. Regulation S is an exemption from the registration requirement under the U.S. Securities Act for offers and sales of securities outside the United States. An offshore resale will comply with Regulation S if the seller is not an "affiliate" of the Combined Company (except an officer or director who is an affiliate solely by virtue of holding such position) and (i) the offer and sale is made in an "offshore transaction" and (ii) no "directed selling efforts" are made in the United States by the seller, an affiliate or any person acting on their behalf. Provided Caza shall have listed the Caza Shares on a securities exchanges that qualifies as a "designated offshore securities exchange," as defined in Regulation S, an "offshore transaction" requires that the offer is not made to a person in the United States and the transaction is executed in, on or through the facilities of a designated offshore securities exchange, and neither the buyer nor the seller knows that the transaction has been pre-arranged with a buyer in the United States. "Directed selling efforts" means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any securities being offered in reliance on Regulation S. In the case of an offshore resale of the Caza Shares by an officer or director of Caza, no selling concession, fee or other remuneration may be paid in connection with the offer or sale other than the usual and customary broker's commission that would be received by a person executing the transaction as an agent. For U.S. securities law purposes, an "affiliate" of an issuer is a person that directly or indirectly controls or is controlled by, or under common control with, the issuer, and in general includes a person owning at least 10% of its voting equity securities. Additional restrictions for offshore resales may apply to a U.S. holder of the Caza Shares who will be an affiliate of Caza other than by virtue of holding a position as an officer or director.

Holders of Caza Shares are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

Canadian Federal Income Tax Considerations

Canadian Federal Income Tax Considerations

The following summary fairly describes the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to CCM Securityholders who, for purposes of the Tax Act (i) hold, and will hold, their CCM Common Shares and Caza Shares as capital property, (ii) deal at arm's length with CCM and Caza, and (iii) are not affiliated with CCM or Caza.

CCM Common Shares and Caza Shares will generally be considered to be capital property to a holder thereof, unless such shares are held in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. Certain shareholders who are resident in

Canada and who might not otherwise be considered to hold their CCM Common Shares or Caza Shares as capital property may be entitled to have them treated as capital property by making the election provided by subsection 39(4) of the Tax Act. Any person contemplating making a subsection 39(4) election should first consult their tax advisor for advice as the making of such election will affect the income tax treatment of the person's disposition of other Canadian securities.

This summary is not applicable to a CCM Common Shareholder who (i) is a "financial institution" for the purposes of the mark-to-market rules contained in the Tax Act, (ii) is a "specified financial institution" as defined in the Tax Act, or (iii) acquires or has acquired CCM Common Shares upon the exercise of an employee stock option.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "**Regulations**"), and CCM's understanding of the current administrative practices and policies of the Canada Revenue Agency (the "**CRA**"). This summary also takes into account all specific proposals to amend the Tax Act and Regulations (the "**Proposed Amendments**") announced by the Minister of Finance (Canada) prior to the date hereof, and assumes that all Proposed Amendments will be enacted in their present form. If the Proposed Amendments are not enacted as presently proposed, the tax consequences may not be as described below in all cases. This summary does not take into account or anticipate any other changes in law or administrative or assessing practice, whether by legislative, governmental, or judicial action or decision, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is of a general nature only, and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any CCM Shareholder. Accordingly, CCM Shareholders should consult their own tax advisors for advice as to the income tax consequences to them of the Arrangement in their particular circumstances.

Shareholders Resident in Canada

Taxation of Dividend in Kind

A CCM Shareholder will receive a taxable dividend in an amount equal to the fair market value of the Caza Shares received by a CCM Shareholder from CCM as a dividend in kind. The CCM Shareholder will acquire the Caza Shares at a cost equal to the amount of such dividend.

In the case of a shareholder who is an individual, dividends received or deemed to be received on shares of a taxable Canadian corporation will be included in computing the individual's income and will be subject to gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. Dividends received from a taxable Canadian corporation which designates the dividends as "eligible dividends" in accordance with the Tax Act will be subject to a 45% gross-up and dividend tax credit equal to 11/18 of the gross-up amount. Dividends which are not designated as "eligible dividends" will be subject to a 25% gross-up and dividend tax credit equal to 2/3 of the gross-up amount.

In the case of a shareholder that is a corporation, dividends received or deemed to be received on shares of a taxable Canadian corporation will be included in computing the corporation's income and will generally be deductible in computing its taxable income. A "private corporation" (as defined in the Tax Act) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on dividends received or deemed to be received on shares of a taxable Canadian corporation to the extent that such dividends are deductible in computing the corporation's taxable income. This refundable tax is generally refunded to the corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Disposition of CCM and Caza Shares

The disposition or deemed disposition of CCM Shares or Caza Shares by a holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those shares immediately before the disposition. See "*Taxation of Capital Gains and Losses*" below for a general description of the tax treatment of capital gains and losses under the Tax Act.

Taxation of Capital Gains and Losses

One-half of any capital gain (a "**taxable capital gain**") realized by a shareholder in a taxation year will be included in the shareholder's income for the year. One-half of any capital loss (an "**allowable capital loss**") realized by the shareholder in a year may be deducted against taxable capital gains realized in the year. Any excess of allowable capital losses over taxable capital gains in a taxation year may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the Tax Act.

A shareholder that is throughout the relevant taxation year a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6-⅔% on its "aggregate investment income" for the year, which will include taxable capital gains. This refundable tax will generally be refunded to the corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

The amount of any capital loss arising on the disposition or deemed disposition of any shares by a shareholder that is a corporation may be reduced by the amount of certain dividends received or deemed to have been received by it on such shares to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which the corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares.

Alternative Minimum Tax on Individuals

The Tax Act provides for an alternative minimum tax applicable to individuals (including certain trusts and estates) resident in Canada, which is computed by reference to an adjusted taxable income amount. Eighty percent of capital gains (net of capital losses) and the actual amount of taxable dividends (not including any gross-up) are included in adjusted taxable income. Any additional tax payable by an individual under the minimum tax provisions may be carried forward and applied against certain tax otherwise payable in any of the seven immediately following taxation years; however this carryforward amount will only be creditable in a particular year to the extent that the individual's tax payable for the year, calculated without reference to the minimum tax provisions, exceeds the tax payable under the minimum tax provisions for the year.

Shareholders Not Resident in Canada

The following portion of this summary is applicable to a CCM Shareholder who (i) has not been, is not, and will not be resident or deemed to be resident in Canada for purposes of the Tax Act, and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, CCM Shares or Caza Shares in connection with carrying on a business in Canada (a "**Non-Resident Holder**"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere.

Taxation of Capital Gains and Capital Losses

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain arising on a disposition or deemed disposition of shares, unless such shares constitute "taxable Canadian property" of the Non-Resident Holder within the meaning of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention. Generally, the CCM Shares will not constitute taxable Canadian property of a Non-Resident Holder provided that:

1. the shares are listed on a prescribed stock exchange (which includes the Exchange), or a "designated exchange" as described in Proposed Amendments announced March 19, 2007, for the purposes of the Tax Act at the time of disposition;

2. at no time during the 60 month period immediately preceding the disposition of the shares were 25% or more of the issued shares of any class or series of the capital stock of CCM, owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm's length, or by the Non-Resident Holder, together with such persons; and

3. the shares are not otherwise deemed to be taxable Canadian property.

Because the Caza Shares will not be listed on a prescribed stock exchange or designated exchange as described above, the Caza Shares will constitute taxable Canadian property of a holder of Caza Shares. If a listing on a prescribed stock exchange is obtained for the Caza Shares, they will generally not constitute taxable Canadian property of a Non-Resident Holder provided that the second and third conditions listed above are met.

A disposition or deemed disposition of shares by a Non-Resident Holder whose shares are taxable Canadian property and who is not entitled to an exemption under an applicable income tax convention, will give rise to a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, less the reasonable costs of disposition, exceed (or are less than) the adjusted cost of such shares to the Non-Resident Holder at the time of actual or deemed disposition. Generally, one-half of any capital gain realized will be required to be included in income as a taxable capital gain and taxed at applicable Canadian tax rates. One-half of any capital loss will be deductible, subject to certain limitations, against certain taxable capital gains in the year of disposition or the three preceding years or any subsequent year in accordance with the detailed provisions of the Tax Act.

In the case of a Non-Resident Holder who is a resident of the United States for the purposes of the Canada-United States Tax Convention (1980) (the "U.S. Treaty"), a capital gain from the disposition of shares will generally not be subject to Canadian tax unless the value of such shares is derived principally from real property situated in Canada. Management is of the view that the value of the Caza Shares following completion of the Arrangement will not be derived principally from Canadian real property. Provided that is the case at the time of disposition, a gain arising from the disposition of Caza Shares would be exempt from Canadian tax under the U.S. Treaty for Non-Resident Holders who are residents of the United States for the purposes of the U.S. Treaty.

A Non-Resident Holder who disposes of taxable Canadian property will be required to comply with certain withholding and reporting procedures under section 116 of the Tax Act. These procedures will not apply to the exchange of securities on the Amalgamation.

Non-Resident Holders to whom these rules may be relevant should consult their own tax advisers in this regard.

Taxation of Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited to a Non-Resident Holder on CCM Shares or Caza Shares will be subject to Canadian withholding tax at a rate of 25%. This rate may be reduced in the case of a Non-Resident Holder that is entitled to the protection of an income tax convention. In the case of a beneficial owner of dividends who is a resident of the United States for the purposes of the U.S. Treaty and who owns less than 10% of the voting stock of the dividend payor, the rate of withholding tax on dividends will be reduced to 15%.

U.S. Treaty – "Fiscally Transparent" Entities

The tax treatment of dividends paid to a Non-Resident Holder that is treated under the laws of the United States as a "fiscally transparent" entity, as described in the Fifth Protocol to the U.S. Treaty (the "Protocol") for the purposes of the U.S. Treaty, may not be as described above in all cases upon the Protocol coming into force. Persons who hold an interest in a Non-Resident Holder that is a "fiscally transparent" entity under the Protocol should consult their own tax advisors to determine the tax treatment of dividends in their own particular situation.

United States Federal Income Tax Considerations

The Company has not undertaken a comprehensive analysis of the United States federal income tax consequences applicable to United States resident shareholders ("U.S. Holder"). In particular, the Company has not determined (i) whether the Arrangement will qualify as a tax-deferred reorganization under applicable sections of the Internal Revenue Code (the "Code"), but believes that it is unlikely to qualify as such, which would result in the distribution of Caza Common Shares being treated as a taxable event to U.S. Holders under the Code, or (ii) whether the Company is or will be a passive foreign investment company under the Code. Accordingly, **U.S. Holders should consult their own income tax advisors on the federal, state and local income tax consequences of the Arrangement.**

This brief summary is for general information only and does not address all aspects of United States federal income taxation that may be relevant to a U.S. Holder in light of the U.S. Holder's particular circumstances, or to U.S. Holders that may be subject to special treatment under the Code. This discussion is based on the Code, existing, temporary and currently proposed regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. Neither CCM nor Caza has requested any ruling from the United States Internal Revenue Service ("IRS") with respect to the statements made and the conclusions reached in this summary. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

EACH U.S. HOLDER IS URGED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE ARRANGEMENT, AND THE CONSEQUENT OWNERSHIP OF CCM AND CAZA SHARES, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.

TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS UNDER TREASURY CIRCULAR 230, WE INFORM YOU THAT (1) ANY DISCUSSION OF U.S. FEDERAL INCOME TAX ISSUES CONTAINED IN THIS INFORMATION CIRCULAR (INCLUDING ANY ATTACHMENTS), UNLESS OTHERWISE SPECIFICALLY STATED, WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE UNITED STATES INTERNAL

REVENUE CODE, (2) SUCH DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE ARRANGEMENT OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR AND (3) EACH U.S. HOLDER SHOULD SEEK ADVICE BASED UPON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Assumptions Regarding CCM

This summary is based upon certain understandings and assumptions with respect to the business, assets and shareholders of CCM, including that neither CCM nor Caza is, nor at any time has been, nor immediately after the Arrangement will become, a "controlled foreign corporation" as defined in Section 957 of the Code ("CFC"). Each of CCM and Caza believes that it is not and has never been a CFC and neither CCM nor Caza expect to become a CFC in the future. In the event that one or more of such understandings or assumptions proves to be inaccurate, the following summary may not apply and material adverse U.S. federal income tax consequences may result to U.S. Holders.

Distribution of Shares of Caza

The distribution of Shares of Caza (the "Distribution") will consist of a series of transactions undertaken pursuant to the Arrangement involving (i) the transfer of the assets comprising the Caza Gold Project to a newly-created company, Caza; and (ii) the Dividend of the shares of Caza to the Shareholders of CCM. This summary assumes that the Distribution will be treated, for U.S. federal income tax purposes, as if CCM transferred the assets comprising the Caza Gold Project to Caza in exchange for Caza common stock, and then distributed the Caza Shares to the Shareholders of CCM. Since the Distribution will be effected under the applicable provisions of Canadian law which are technically different from analogous provisions of U.S. corporate law, there can be no assurances that the IRS or a U.S. court would not take a contrary view of the Distribution.

Assuming the Distribution is treated for U.S. federal income tax purposes in the manner set forth in the paragraph above, it does not appear that the Distribution will qualify as a reorganization within the meaning of subparagraph (D) of Section 368(a)(1) of the Code. In order for the Distribution to qualify as a reorganization, among other things, CCM would have to have been engaged in an "active trade or business" as such term is defined in Section 355 of the Code that has been actively conducted for at least five years immediately prior to the Distribution. In addition, the Caza Gold Project would also have to qualify as a 5-year active trade or business immediately prior to the Distribution. It is unlikely that this requirement would be satisfied and the Distribution may not satisfy other requirements imposed by Section 355 of the Code.

Subject to the PFIC rules discussed below, if the Distribution does not qualify as a Reorganization, U.S. Holders receiving the Caza Shares in the Distribution would be required to include in gross income as ordinary income for U.S. federal income tax purposes the fair market value of such Caza Shares to the extent that CCM has current or accumulated earnings and profits, without reduction for any Canadian tax withheld from such distributions. CCM does not believe that it has current or accumulated earnings and profits. Whether it will have current earnings and profits will depend on the results of its operations for the current tax year and the amount of gain recognized by it as a result of the Distribution. To the extent that the gross fair market value of the Caza Shares exceeds the current and accumulated earnings and profits of CCM, such excess would be treated first as a return of capital up to the U.S. Holder's adjusted tax basis in its CCM Shares, and thereafter as gain from the sale or exchange of its CCM shares. Subject to the PFIC rules, such gain generally would be capital gain if such CCM Shares were held as capital assets at the time of the Distribution and would be long-term capital gain if the U.S. Holder's holding period for the CCM Shares with respect to which the distribution of Caza Shares is made is more than one year at the time of the Distribution. U.S. Holders should consult their own income tax advisors as to the availability of a credit against their U.S. federal income tax liability for any Canadian withholding tax imposed on the Distribution, subject to generally applicable limitations under U.S. federal income tax law and certain special limitations under the foreign tax credit rules. Alternatively, any Canadian withholding tax imposed on the Distribution may be taken as a deduction against taxable income, provided the U.S. Holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year.

PFIC Rules

Definition of a PFIC

Section 1297 of the Code generally defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is "passive income" or (ii) the average percentage, by fair market value, of its assets that produce or are held for the production of "passive income" is 50% or more. For this purpose, the term "passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of a merchant's, producer's or handler's business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (i) held a proportionate share of the assets of such other corporation, and (ii) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

PFIC Status of CCM and Caza

Due to a lack of operating revenue, CCM believes that it was a PFIC for its most recent fiscal year ended on or prior to the date of the Merger, was a PFIC in earlier fiscal years and will be a PFIC for its current fiscal year. Due to a similar lack of operating revenue, it is likely that Caza will be a PFIC for its current fiscal year and will be a PFIC for its taxable year that includes the day after the Distribution. However, there can be no assurances that unanticipated events will not cause CCM or Caza to be or fail to be a PFIC or that any determination concerning CCM's and/or Caza's current or expected PFIC status will not be challenged by the IRS. See "Impact of PFIC Rules on Certain U.S. Holders."

If a foreign corporation is a PFIC at any time during a U.S. Holder's holding period (and was not a qualified electing fund ("QEF") as described below), the U.S. Holder will generally continue to be subject to the rules regarding excess distributions and dispositions of PFIC stock discussed below, even if the foreign corporation ceases to be a PFIC, unless certain gain recognition elections are made to "purge" the PFIC taint.

Impact of PFIC Rules on Certain U.S. Holders

The impact of the PFIC rules on a U.S. Holder will depend on whether the U.S. Holder has made a timely and effective election to treat CCM as a "qualified electing fund" under Section 1295 of the Code for the tax year that is the first year in the U.S. Holder's holding period of CCM Shares during which CCM was a PFIC (a "QEF Election"). A U.S. Holder's ability to make a QEF election with respect to a PFIC is contingent upon, among other things, the provision by the PFIC of a "PFIC Annual Information Statement" to such U.S. Holder. A U.S. Holder of a PFIC who made such a QEF Election may hereinafter be referred to as an "Electing Shareholder" and a U.S. Holder of a PFIC who did not make a QEF Election may hereinafter be referred to as a "Non-Electing Shareholder."

If a U.S. Holder has not made a timely and effective QEF Election with respect to the first year in the U.S. Holder's holding period in which the Company is a PFIC, such U.S. Holder generally may qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF Election and a "deemed sale election" to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its stock for fair market value on the "qualification date." The qualification date is the first day of CCM's tax year in which CCM was a "qualified electing fund" with respect to such U.S. Holder. The deemed sale election can only be made if such U.S. Holder held CCM Shares on the qualification date. By timely making such QEF and deemed sale elections, the U.S. Holder will be deemed to have made a timely QEF Election.

The impact of the PFIC rules on a U.S. Holder may also depend on whether the U.S. Holder has made a mark to market election under Section 1296 of the Code. See "Mark to Market Election" below..

Mark to Market Election

U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to its market value (a "mark-to-market election"). PFIC stock generally is marketable if: (1) it is regularly traded on a national securities exchange that is registered with the Securities Exchange Commission or on the national market system established under Section 11A of the Securities and Exchange Act of 1934; or (2) it is regularly traded on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. If such an election is made, such U.S. Holder generally will not be subject to the special taxation rules of Section 1291 of the Code discussed above. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to CCM Shares. The Proposed Treasury Regulations described above do not address the impact of a mark-to-market election on a reorganization involving a PFIC and the IRS has not issued any other meaningful guidance regarding the effect of a mark-to market election on a reorganization involving a PFIC.

Effect of PFIC Rules on the Distribution

If CCM is a PFIC and the Distribution is treated as a taxable transaction for US. federal income tax purposes, the PFIC rules will apply to the Distribution. Special taxation rules under Section 1291 of the Code apply to certain "excess distributions" made by a PFIC. For this purpose, an excess distribution is generally a distribution received in the current taxable year that is in excess of 125% of the average distributions received with respect to a U.S. Holder's stock during the three preceding years or, if shorter, the U.S. Holder's holding period. Under the Section 1291 rules, the amount of excess distribution recognized by a Non-Electing Shareholder on the Distribution generally would be allocated *pro rata* over such Non-Electing Shareholder's holding period for the CCM Shares, would constitute ordinary income for the current taxable year (even with respect to any portions of such Distribution that would otherwise be treated as a return of capital or as capital gain), and, to the extent allocable to prior PFIC years, would be subject to tax at the highest rate applicable to ordinary income in such years (even with respect to any portions of such Distribution that would otherwise be treated as a return of capital or as capital gain), could not be offset by any deductions or losses, and would result in an interest charge on such tax which is deemed to be deferred. Moreover, if CCM is a PFIC, the Distribution could not constitute a "qualified dividend" taxable at preferential rates.

If a qualifying mark-to-market election is made by a U.S. Holder, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 of the Code applicable to excess distributions discussed above. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for PFIC Stock, then the Section 1291 rules will generally apply to certain dispositions of, distributions on, and other amounts taxable with respect to, the CCM Shares. Gain or loss recognized on the Merger by a U.S. Holder who has made a mark to market election generally will be ordinary income or loss (in the case of loss, not to exceed the excess, if any, of (i) the amount included in ordinary income because of such mark to market election for prior taxable years over (ii) the amount allowed as a deduction because of such mark to market election for prior taxable years).

Information Reporting

The Proposed Treasury Regulations issued under Section 1291(f) of the Code provide that U.S. Holders must report certain information to the IRS on Form 8621 with their federal income tax return. Special information reporting requirements apply in the case of certain transfers entitled to nonrecognition treatment. U.S. Holders are urged to consult with their own tax advisors concerning such reporting requirements.

Status of Proposed Regulations

The Proposed Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. If the Proposed Treasury Regulations are adopted in their current form, the tax consequences to a U.S. Holder of CCM Shares should be as set forth in the preceding paragraphs. However, because the Proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of Code provisions applicable to PFICs and that it considers the rules set forth in the proposed regulations to be reasonable interpretations of those Code provisions.

The PFIC rules are complex and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which may be promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in CCM Shares and the resulting receipt of Caza Shares, including, without limitation, whether a QEF Election, "deemed sale" election and "mark-to-market" election may be used to reduce the significant adverse U.S. federal income tax consequences of the PFIC rules.

Information Reporting and Backup Withholding

The Distribution may be subject to information reporting requirements (in addition to those discussed above under "PFIC Rules - Information Reporting"), and may be subject to backup withholding (currently at the rate of 28%) unless the U.S. Holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt. The amount of any backup withholding collected from a Distribution to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is submitted to the IRS.

FINANCIAL STATEMENTS, DIRECTORS' REPORT, MANAGEMENT'S DISCUSSION AND ANALYSIS & ADDITIONAL INFORMATION

Current financial information relating to CCM may be found on SEDAR at www.sedar.com. A securityholder may contact CCM to request copies of CCM's financial statements and Management's Discussion and Analysis ("MD&A"). Financial information is provided in CCM's comparative financial statements and MD&A for its most recently completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former executive officers, directors and employees of CCM or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to CCM (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of CCM or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of CCM's last completed financial year, other than as disclosed elsewhere herein, no informed person of CCM, any proposed director of CCM or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect CCM. In December 2007, the Issuer's wholly-owned subsidiary, Caza Gold, received proceeds of CAD$300,000 in demand loans of which CAD$180,000 are from directors and officers of the Company. The loans are repayable on demand and bear an interest rate of 9% per annum. The term "informed person" as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a) a director or executive officer of a reporting issuer;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

There are no management functions of CCM which are to any substantial degree performed by a person other than a director or executive officer of CCM.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information concerning CCM is available on SEDAR at www.sedar.com.

BOARD APPROVAL

The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of CCM and to the appropriate governmental agencies, have been approved in substance by the directors of CCM pursuant to resolutions passed as of April 3, 2008.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Canarc Resource Corp.

"Bradford J. Cooke"
Bradford J. Cooke, Chief Executive Officer

SCHEDULE "A" – PRO FORMA FINANCIAL STATEMENTS

SCHEDULE "A-1" – PRO FORMA FINANCIAL STATEMENTS

CANARC RESOURCE CORP.

Pro Forma Consolidated Balance Sheet
As at December 31, 2007

(Unaudited – Prepared by Management)

(stated in United States Dollars)

CANARC RESOURCE CORP.

Pro Forma Consolidated Balance Sheet
(Unaudited – Prepared by Management)
(expressed in thousands of United States dollars)

	Canarc Resource Corp.	Pro forma adjustments (Note 2)	Canarc Resource Corp. (Pro forma)
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	$ 633	$ (300) (d) (150) (e)	$ 183
Marketable securities	16		16
Receivables and prepaids	526		526
Royalty receivable - current portion	50		50
	1,225		775
NONCURRENT ASSETS			
Mineral properties	18,629	(346) (a)	18,283
Equipment	8		8
Royalty receivable - long-term portion	127		127
Long-term investment	126	346 (a) (288) (b)	184
	18,890		18,602
	$ 20,115		$ 19,377
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable and accrued liabilities	$ 331		$ 331
Notes payable	304	(304) (d)	-
	635		331
SHAREHOLDERS' EQUITY			
Share capital	55,289		55,289
Contributed surplus	2,014		2,014
Accumulated other comprehensive income	(28)		(28)
Deficit	(37,795)	(288) (b) 4 (d) (150) (e)	(38,229)
	19,480		19,046
	$ 20,115		$ 19,377

Refer to the accompanying notes to the pro forma consolidated financial statement.

Canarc Resource Corp.

1. Basis of Presentation

The unaudited pro forma consolidated balance sheet of Canarc Resource Corp. ("Canarc") have been prepared by management for the purposes of inclusion in the Management Information Circular of Canarc dated April 3, 2008 relating to the reorganization of existing mineral property interests into a separate corporate entity. A pro forma presentation of operations for any period ending December 31, 2007 is not considered practicable in this circumstance nor would it provide any meaningful information to the financial statement reader.

The unaudited pro forma consolidated balance sheet has been derived from the audited consolidated balance sheet of Canarc as at December 31, 2007 and gives effect to Canarc's proposed Plan of Arrangement (the "Arrangement") under the Business Corporations Act (British Columbia), as described herein. The Arrangement is subject to shareholder, court and regulatory approvals.

As a preliminary step in the completion of the Arrangement, on November 15, 2007, the directors of Canarc incorporated a wholly-owned subsidiary, Caza Gold Corp., ("Caza"). Upon completion of the Arrangement, Canarc's existing Mexican mineral properties will be owned by Caza, which Caza itself will be owned directly by the current shareholders of Canarc.

The unaudited pro forma consolidated balance sheet has been prepared as if the Arrangement has occurred on December 31, 2007 and that the adjustments disclosed in Note 2 has occurred on the same date. In the opinion of management, the unaudited pro forma consolidated balance sheet includes all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles, inclusive of the effect of the assumptions disclosed in Note 3.

The unaudited pro forma consolidated balance sheet is not necessarily reflective of the financial position that would have resulted if the events reflected herein under the Arrangement had occurred on December 31, 2007, but rather expresses the pro forma results of specific transactions currently proposed. Further, this unaudited pro forma consolidated balance sheet is not necessarily indicative of the financial position that may be attained in the future. This unaudited pro forma financial statement should also be read in conjunction with Canarc's audited December 31, 2007 annual financial statements which has been filed on SEDAR at www.sedar.com.

2. Pro Forma Adjustments

The unaudited pro forma consolidated balance sheet give effect to the following transactions as if they had occurred at December 31, 2007:

(a) Canarc will transfer the assets referred to in Note 3 to Caza in consideration for 14,346,801 common shares of Caza (the "Distributed Caza Shares").

(b) Canarc will distribute to its entitled shareholders 11,955,751 of the Distributed Caza Shares on a pro rata basis, representing approximately 83% of the number of issued shares of Caza.

(c) Canarc shall retain 2,391,150 of the Distributed Caza Shares, representing approximately 17% of the number of issued shares of Caza.

2. Pro Forma Adjustments (continued)

(d) With only a 17% interest in Caza, Canarc will not control nor have significant influence over Caza in which Canarc will account for its investment in Caza using the cost method.

(e) The estimated costs to complete the Arrangement are $150,000.

3. Pro Forma Assumptions

Pursuant to the Arrangement, the assets to be transferred to Caza, based on their carrying values in the financial statements of Canarc at December 31, 2007, are as follows:

	2007		
	Acquisition Costs	Exploration/ Development	Total
Mexican mineral property interests:			
Los Arrastres	125	95	220
Providencia	17	8	25
Santiago	60	34	94
Santiago Fraction	7	-	7
	$ 209	$ 137	$ 346

The Arrangement envisions the transfer of these assets from their direct ownership by Canarc to ownership by Canarc's wholly-owned subsidiary, Caza, and the immediate distribution of a controlling interest in the common shares of Caza to the current shareholders of Canarc. The shareholders of Canarc at the time of the Arrangement will continue to collectively own these assets, albeit through an altered corporate structure. Consequently, given that there will be no substantive change in the beneficial ownership of these assets at the time that they are vended to Caza, the transfer is recorded using the historical carrying values of the assets in the accounts of Canarc.

SCHEDULE "A-2" – PRO FORMA FINANCIAL STATEMENTS

CAZA GOLD CORP.

Pro Forma Consolidated Balance Sheet
As at December 31, 2007

(Unaudited – Prepared by Management)

(stated in United States Dollars)

	Caza Gold Corp.	Pro forma adjustments (Note 2)	Caza Gold Corp. (Pro forma)
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	$ 302		$ 302
NONCURRENT ASSETS			
Mineral properties	-	$ 346 (a)	346
	$ 302		$ 648
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable and accrued liabilities	$ 27		$ 27
Notes payable	304		304
	331		331
SHAREHOLDERS' EQUITY			
Share capital	-	346 (a)	346
Deficit	(29)		(29)
	(29)		317
	$ 302		$ 648

Refer to the accompanying notes to the pro forma consolidated financial statement.

CAZA GOLD CORP.

1. Basis of Presentation

The unaudited pro forma consolidated balance sheet of Caza Gold Corp. ("Caza") have been prepared by management for the purposes of inclusion in the Management Information Circular of Canarc Resource Corp. ("Canarc") dated April 3, 2008 relating to the reorganization of existing mineral property interests owned by Canarc into a separate corporate entity by a Plan of Arrangement (the "Arrangement").

Caza was incorporated on November 15, 2007 with 100 common shares with a deemed value of CAD$0.01 per share issued to Canarc.

Under the terms of the Arrangement, Caza will own all of the Mexican mineral properties currently held by Canarc. As consideration for these assets, Caza will issue 14,346,801 common shares to Canarc, which will then be distributed to the current shareholders of Canarc pro rata based on their relative shareholdings of Canarc.

The unaudited pro forma consolidated balance sheet has been prepared as if the Arrangement has occurred on December 31, 2007 and that the adjustments disclosed in Note 2 has occurred on the same date. In the opinion of management, the unaudited pro forma consolidated balance sheet includes all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles, inclusive of the effect of the assumptions disclosed in Note 3. A pro forma presentation of operations for any period ending December 31, 2007 is not considered practicable in this circumstance nor would it provide any meaningful information to the financial statement reader.

The unaudited pro forma consolidated balance sheet is not necessarily reflective of the financial position that would have resulted if the events reflected herein under the Arrangement had occurred on December 31, 2007, but rather expresses the pro forma results of specific transactions currently proposed. Further, this unaudited pro forma consolidated balance sheet is not necessarily indicative of the financial position that may be attained in the future.

2. Pro Forma Adjustments

The unaudited pro forma consolidated balance sheet give effect to the following transactions as if they had occurred at December 31, 2007:

(a) Caza will issue 14,346,801 common shares to Canarc, and Canarc will transfer to Caza the assets referred to in Note 3.

(b) The estimated costs to complete the Arrangement are $150,000 which will be borne by Canarc and accordingly are not reflected herein.

3. Pro Forma Assumptions

Pursuant to the Arrangement, the assets to be transferred to Caza, based on their carrying values in the financial statements of Canarc at December 31, 2007, are as follows:

	2007		
	Acquisition Costs	Exploration/ Development	Total
Mexican mineral property interests:			
Los Arrastres	125	95	220
Providencia	17	8	25
Santiago	60	34	94
Santiago Fraction	7	-	7
	$ 209	$ 137	$ 346

The Arrangement envisions the transfer of these assets from their direct ownership by Canarc to ownership by Canarc's wholly-owned subsidiary, Caza, and the immediate distribution of a controlling interest in the common shares of Caza to the current shareholders of Canarc. The shareholders of Canarc at the time of the Arrangement will continue to collectively own these assets, albeit through an altered corporate structure. Consequently, given that there will be no substantive change in the beneficial ownership of these assets at the time that they are vended to Caza, the transfer is recorded using the historical carrying values of the assets in the accounts of Canarc.

Caza will assume the position of Canarc in the option agreements for the Mexican mineral properties in respect of these property interests. To maintain these assets, Caza will be obligated, as necessary, to complete the terms of various property agreements, comprised generally of making future cash payments, exploration work commitments and issuance of common shares, as well as net smelter returns, to property optioners. Readers should refer to the December 31, 2007 annual financial statements of Canarc, as well as Canarc's current Management Information Circular, for further details of the various properties and the related corporate entity being transferred to Caza.

The financial statement assumes the acquisition from Canarc of an undivided interest in all equity and debt of the current Mexican subsidiary of Canarc, which directly owns the above-noted interests for consideration allocated to the net identifiable assets acquired as described above. Further the pro forma balance sheet reflects the assumption that Caza will acquire, by election, a tax basis in its property interests equal to their carrying amount for accounting purposes, such that no liability exists for future income taxes.

4. Share Capital

	Number of Shares	Total
Issued at incorporation	100	$ -
Issued on transfer of property interests	14,346,801	346
	14,346,901	$ 346

SCHEDULE "B" – SHAREHOLDER RIGHTS PLAN RESOLUTION

The text of the ordinary resolution for which shareholder approval is being sought is as follows:

> "BE IT RESOLVED, with or without amendment, as an ordinary resolution, that the Shareholder Rights Plan Agreement, dated for reference April 30, 2005, between the Company and Computershare Trust Company of Canada, as described in the Information Circular of the Company dated as at April 3, 2008, be and it is hereby ratified and confirmed."

SCHEDULE "C" – NOTICE OF APPLICATION FOR ORDER

ORDER

No. ____________
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER *THE BUSINESS CORPORATIONS ACT*, SBC 2002, c. 57
AND
IN THE MATTER OF AN ARRANGEMENT CONCERNING CANARC RESOURCE CORP.
NOTICE OF APPLICATION FOR FINAL ORDER

TO: ALL PERSONS WHOSE INTEREST MAY BE AFFECTED, INCLUDING CAZA GOLD CORP. AND THE SHAREHOLDERS OF CANARC RESOURCE CORP.

NOTICE IS HEREBY GIVEN THAT:

1. A Petition will be filed by Canarc Resource Corp. ("CCM") in the Supreme Court of British Columbia for approval of a plan of arrangement (the "Arrangement") attached as Appendix I to the Arrangement Agreement dated as of February 15, 2008 between CCM and Caza Gold Corp., pursuant to section 288 of the *Business Corporations Act*, SBC 2002, c. 57;

2. If the approval of 2/3 of the shareholders voting in person or by proxy at the special meeting of shareholders of CCM to be held April 29, 2008 is received,

   (a) the Petition will be heard before a judge of the Supreme Court of British Columbia at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, at 9:45 a.m., Vancouver time, or as soon thereafter as counsel for CCM may be heard, on May 12, 2008 or such other date as the Court may direct; and

   (b) any person desiring to appear at this hearing is required to file with the Court and serve upon CCM, at the address set out below, on or before 11:00 a.m., Vancouver time, on May 7, 2008, a notice of his intention to appear ("Appearance Notice"), including his address for service, together with any evidence or materials which are to be presented to the Court.

The Appearance Notice and supporting materials must be delivered, within the time specified under "2(b)" or "3(b)" above, to:

Robert D. Holmes
c/o Holmes & King
1300 – 1111 W. Georgia St.
Vancouver, British Columbia
Canada V6E 4M3

Fax: (604) 681-1307
E-mail:rdholmes@mhklaw.com

IF YOU WISH TO BE HEARD AT THE HEARING OF THE PETITION OR WISH TO BE NOTIFIED of any further proceedings, YOU MUST GIVE NOTICE of your intention by filing a form entitled "Appearance" in the above registry of the court and YOU MUST ALSO DELIVER a copy of the "Appearance" to the Petitioner's address for delivery, which is set out below. The "Appearance" must be filed with the registry of the court and delivered to the Petitioner's address for delivery at least seven days prior to the hearing, or at a later date with leave of the court.

YOU OR YOUR SOLICITOR may file the "Appearance". You may obtain a form of "Appearance" at the registry. IF YOU FAIL to file the "Appearance" within the proper Time for Appearance, the Petitioner may continue this application without further notice.

(1)	The address of the registry is: Law Courts 800 Smithe Street Vancouver, British Columbia
(2)	The address for delivery of the Petitioner's solicitor is: Holmes & King Barristers & Solicitors Attn: Robert D. Holmes 1300 – 1111 W. Georgia St. Vancouver, British Columbia Canada V6E 4M3

A copy of the Petition and other documents in the proceedings will be provided to any shareholder of the Petitioner upon request in writing addressed to the solicitor for the Petitioner at their address for delivery.

April 4, 2008
Dated

Robert D. Holmes
Solicitor for the Petitioner Canarc Resource Corp.

This NOTICE OF APPLICATION FOR FINAL ORDER was prepared by **Robert D. Holmes**, of the law firm of Holmes & King whose place of business is 1300 – 1111 W. Georgia St., Vancouver, British Columbia V6E 4M3 (604) 681-1310

NO. ____________
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE *BUSINESS CORPORATIONS ACT*, SBC 2002, c. 57

AND

IN THE MATTER OF AN ARRANGEMENT BETWEEN
TOQUIMA MINERALS CORPORATION, TOQUIMA MINERALS US INC. AND
TOQUIMA NORTH INC.

NOTICE OF APPLICATION FOR FINAL ORDER

Holmes & King
Barristers & Solicitors
Attn: Robert D. Holmes
1300 – 1111 W. Georgia St.
Vancouver, British Columbia
Canada V6E 4M3
(604) 681-1310

SCHEDULE "D" – ARRANGEMENT AGREEMENT SUMMARY

Following is a brief summary of the material terms of the Arrangement Agreement. A full copy of the Arrangement Agreement will be available at the Meeting or can be obtained upon written request to Vector Corporate Finance Lawyers 1040- 999 West Hastings Street, Vancouver, B.C., V6C 2W2, ph (604) 683-1102.

On the Effective Date, the following shall occur and be deemed to occur in the following order without further act or formality, notwithstanding anything contained in the provisions attaching to any of the securities of Canarc or of Caza, and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

- Caza shall issue to Canarc 14,346,801 Caza Common Shares which, combined with the 100 Caza Common Shares currently issued to Canarc, shall total 14,346,901 Caza Common Shares, being all of the issued share capital of Caza as of the Effective Date;

- Canarc will transfer the Transferred Assets to Caza in consideration for Caza issuing to Canarc that number of shares set out above, which total shares of Caza shall have an aggregate redemption and retraction price and fair market value equal to the Net Fair Market Value of the Transferred Assets at the time of the transfer.

- Canarc will announce the Dividend Record Date and complete the Dividend and share issuance to its shareholders in accordance with the policies of the TSX and all applicable corporate and security laws, orders and regulations.

- Every Shareholder of record on the Dividend Record Date will, on the Effective Date, receive by way of Dividend one (1) share of Caza for each six (6) shares of CCM held by that Shareholder.

Fractional interests in Caza Common Shares created by the sale and transfer and dividend will be rounded down to the nearest whole Caza Common Share.

Each Company provided standard representations and warranties and covenants.

Court Order   If the approval of holders of Canarc Common Shares of the Arrangement is obtained by Canarc, as soon as practicable thereafter each party will take the necessary steps to submit the Arrangement to the Court and apply for the Order As soon as practicable thereafter

Following are some of the mutual conditions precedent to completion of the Agreement:

(a) the Arrangement, with or without amendment, shall have been approved at the Meeting in accordance with the Corporations Act;
(a) the Order shall have been obtained in form and substance satisfactory to Canarc acting reasonably; and
(b) the Agreement shall not have been terminated.

Amendment   The Agreement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Date, be amended in a manner not materially prejudicial to the shareholders of Canarc by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the shareholders of Canarc for any reason whatsoever.

Termination The Agreement may be terminated by the board of directors of Canarc without further notice to, or action on the part of, its shareholders for whatever reasons Canarc considers appropriate.

SCHEDULE "E" – ARRANGEMENT RESOLUTION

"BE IT RESOLVED BY SPECIAL RESOLUTION THAT:

1. Canarc Resource Corp. ("CCM") is hereby authorized to reorganize its present operations through the transfer of certain nonmaterial assets known as the Caza Gold Project to a subsidiary, Caza Gold Corp., for Caza shares, and then dividending out the majority of those shares to its shareholders, by way of court approved arrangement under Section 288 of the British Columbia *Business Corporations Act* (the "Arrangement") substantially as set forth in the Plan of Arrangement attached as Appendix I to the arrangement agreement (the "Arrangement Agreement") dated as of February 15, 2008 between CCM and Caza Gold Corp. ("Caza") which is attached as Schedule "D" to the accompanying Management Information Circular ("Circular");
2. The execution, delivery and performance of the Arrangement Agreement by any one director or officer of CCM on behalf of CCM is hereby confirmed, ratified, approved and adopted;
3. the Board of Directors of CCM is hereby granted the discretion to make amendments or revisions to the Arrangement, not affecting the general intent thereof, in order that the Arrangement is accepted by the applicable governmental agencies and stock exchanges having jurisdiction;
4. Notwithstanding that this special resolution has been duly passed by the shareholders of CCM (the "Shareholders"), and the Arrangement has been approved by the Supreme Court of British Columbia, the Board of Directors of CCM is hereby authorized, at its discretion, to revoke this special resolution, terminate the Arrangement Agreement, in accordance with the terms thereof, at any time prior to or after the order of the Supreme Court of British Columbia approving the Arrangement and to determine not to proceed with the Arrangement, without further approval of the Shareholders of CCM; and
5. Any one director or officer of CCM is hereby authorized and directed for and on behalf of CCM, to execute or to cause to be executed, and to deliver or to cause to be delivered, all such other documents and instruments, including without limitation a certified copy of the Order and Articles of Arrangement pursuant to the terms of the Plan of Arrangement and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of CCM may be necessary or desirable to carry out the intent of the foregoing special resolutions, such necessity to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions."

SCHEDULE "F" – INFORMATION CONCERNING CANARC RESOURCE CORP. AFTER THE ARRANGEMENT

Notice to Reader

The following is a summary of the business of Canarc Resource Corp. ("CCM", "Canarc" or the "Company") after the Arrangement and should be read together with the more detailed information and financial data and statements contained elsewhere in this exhibit and in the Information Circular. Except where otherwise indicated herein, all of the disclosure in this exhibit is made on the basis that the Arrangement has been completed as described in the Management Information Circular ("Circular").

Incorporation of Financial Statements, AIF, Proxy Circular and Other Documents

The information provided in this Information Circular is supplemented by disclosure contained in the documents listed below which are incorporated by reference. These documents must be read together in order to provide full, true and plain disclosure of all material facts relating to Canarc Resource Corp. and Caza Gold Corp. The documents listed below are not contained within nor attached to this document. The documents may be accessed by the reader as follows:

Type of Document *	Effective Date / Period Ended	Date Filed / Posted	Document Name which may be viewed at the SEDAR website at "www.sedar.com" (or alternative location for non-SEDAR documents)
Audited annual financial statements (most recent) and management discussion and analysis	December 31, 2007	March 31, 2007	Audited Annual Financial Statements – English and Management Discussion and Analysis – English
Quarterly financial statements (most recent) and management discussion and analysis	September 30, 2007	November 13, 2007	Interim Financial Statements – English and Management Discussion and Analysis – English
Annual Information Form (most recent)	March 25, 2007	March 31, 2008	Annual Information Form - English
Annual Information Form	March 23, 2007	April 2, 2007	Annual Information Form - English
Technical Report titled "Summary Report on the Benzdorp Project Suriname" and dated March 22, 2008 prepared by James G. Moors, PGeo (BC), Vice-President, Exploration, of the Company	March 22, 2008	March 28, 2008	Technical Report (NI 43-101) – English
Technical Report Titled "Report on the 2007 Exploration Program on the Los Arrastres Property" and dated March 15, 2008 prepared by James G. Moors, PGeo (BC), Vice-President, Exploration, of the Company	March 15, 2008	March 28, 2008	Technical Report (NI 43-101) – English
Technical Report titled "New Polaris Project, Preliminary Assessment" dated October 4th, 2007, prepared by J.Gray P.Eng., R.J. Morris, MSc, P.Geo. and G.H. Giroux, MASc, P.Eng.	October 4, 2007	October 10, 2007	Technical Report (NI 43-101) – English
Technical Report titled "Summary Report on the Benzdorp Project Suriname" dated March 22, 2007, prepared by James G. Moors, P.Geo.	March 22, 2007	March 30, 2007	Technical Report (NI 43-101) – English
Technical Report titled "Resource Potential, New Polaris Project" dated March 14, 2007 prepared by R.J. Morris, MSc, P.Geo. and G.H. Giroux, MASc, P.Eng..	March 14, 2007	March 16, 2007	Technical Report (NI 43-101) – English
Technical Report titled "Summary Report on the Benzdorp Project Suriname" dated October 1, 2006, prepared by John A. McClintock, P.Eng.	October 1, 2006	November 20, 2006	Technical Report(s)
Technical Report titled "Report on the 2003 to 2005 Exploration Program On The New Polaris Mine Site, North Western British Columbia" dated October 1, 2006, prepared by John A. McClintock, P.Eng.	October 1, 2006	November 20, 2006	Technical Report(s)
Management Information Circular	May 9, 2007	May 16, 2007	Management Proxy / Information Circular - English
News Releases for 2007 and 2006	Various dates		Press Release – English

* The related Qualifications Certificate and Consent Letter of the authors of the Technical Reports were posted to SEDAR on, or about, the same date

Company Business & Objectives

The principal business of Canarc is the acquisition, exploration and/or, if warranted, development of natural resource properties of merit. Canarc's objective is to complete the Arrangement and to continue the exploration and development of its properties, in particular the New Polaris Gold Project. Pursuant to the Arrangement, CCM will transfer the Caza Gold Project to Caza Gold Corp.

Canarc is a Canadian resource company currently engaged in the acquisition, exploration and, if warranted, development of precious metal properties in Canada, Costa Rica and Suriname. Canarc owns or holds, directly or indirectly, interests in the following projects:

- 100% ownership of the New Polaris property and a 33.3% carried interest in the GNC (Eskay Creek) property in British Columbia, Canada,
- up to a 20% carried interest in the Bellavista property in Costa Rica, and
- an option to earn up to 80% shareholdings, effectively 100% working interests subject to royalties, in the Benzdorp property in Suriname.

Details of Canarc's interests in various mineral properties are set out in its current Annual Information Form and other documents as filed on SEDAR, as detailed above under the heading "Incorporation of Financial Statements, AIF, Proxy Circular and Other Documents".

Corporate Structure

Details of Canarc's corporate structure are set out in its current Annual Information Form and other documents as filed on SEDAR, as detailed above in under the heading "Incorporation of Financial Statements, AIF, Proxy Circular and Other Documents".

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following discussion should be read in conjunction with the proforma financials set out in Schedule "A" and the consolidated financial statements and related notes thereto and MD&A of Canarc which are incorporated by reference to this Information Circular (See above in under the heading "Incorporation of Financial Statements, AIF, Proxy Circular and Other Documents").

Canarc does not expect to have any significant changes to its working capital, other than it expects to incur expenses of approximately $30,000 for the estimated costs of the Arrangement and transfer the Caza Gold Project to Caza with a deemed value of C$300,000. In exchange Canarc will have received all of the shares of Caza, completed a dividend in kind to its Shareholders and retained 16.7% or 2,391,150 common shares of Caza.

DIVIDEND POLICY

Other than as set out herein, Canarc has not paid dividends since its incorporation. Canarc currently intends to retain all available funds, if any, for use in its business.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of Canarc consists of an unlimited number of common shares without par value, of which 71,734,505 Canarc Shares are issued as of February 21, 2008r. The Arrangement will not have any impact on the number of Canarc Shares issued and outstanding.

Holders of Canarc Shares are entitled to one vote per share at all meetings of Shareholders, to receive dividends as and when declared by the directors and to receive a *pro rata* share of the assets of Canarc available for distribution to Shareholders in the event of liquidation, dissolution or winding-up of Canarc. All rank *pari passu*, each with the other, as to all benefits which might accrue to the holders of common shares.

SHARE AND LOAN CAPITAL

There will be no changes to Canarc's share and loan capital as a result of the Arrangement. Additional details on this topic are set out in the Company's current Annual Information Form and other documents as filed on SEDAR, as detailed above in under the heading "Incorporation of Financial Statements, AIF, Proxy Circular and Other Documents".

Mineral Properties

Details on this topic, with the exception of additional information on the Caza Gold Project as set out in Schedule "G", are set out in the Company's current Annual Information Form and other documents as filed on SEDAR, as detailed above in under the heading "Incorporation of Financial Statements, AIF, Proxy Circular and Other Documents".

Market for Securities

CCM is listed on the TSX under the trading symbol "CCM" and the OTC-BB (symbol CRCUF) and on the Frankfurt exchange under the trading symbol "CAN". CCM's common shares will continue to be listed and traded on the TSX, the OTCBB and the Frankfurt Exchange after the Effective Date.

Directors and Officers

Details on this topic, including executive compensation are set out in the Company's current Annual Information Form, previous Management Information Circular and other documents as filed on SEDAR, as detailed above in under the heading "Incorporation of Financial Statements, AIF, Proxy Circular and Other Documents".

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions or Individual Bankruptcies

Except as otherwise described herein, to the knowledge of Canarc, no proposed director: (a) is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including Canarc) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under Securities Legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under Securities Legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Conflicts Of Interest The directors of Canarc are required by law to act honestly and in good faith with a view to the best interest of Canarc and to disclose any interests which they may have in any project or opportunity of Canarc. Such directors or officers in accordance with the Business Corporation Act, British Columbia will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. If a conflict of interest arises, any director in a conflict must disclose their interest and abstain from voting on the matter at a meeting of the board of directors.

To the best of Canarc's knowledge, other than as set out herein, there are no known existing or potential conflicts of interest among Canarc, its promoters, directors, officers or other members of management of Canarc as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.
Indebtedness of Directors, Executive Officers and Senior Officers There is and has been no indebtedness of any person who is, or was during the most recently completed financial year, a director, executive officer or senior officer or associate of any of them, to or guaranteed or supported by Canarc during the period from incorporation.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES (CURRENT AND POST-ARRANGEMENT)

The Company currently has approximately 6,884,000 stock options outstanding at various exercise prices. It currently has 1,100,000 warrants outstanding at an exercise price of $0.65 per share, expiring July 24, 2008. Additional details on this topic are set out in the Company's current Annual Information Form, quarterly financial documentation and other documents as filed on SEDAR, as detailed above in under the heading "Incorporation of Financial Statements, AIF, Proxy Circular and Other Documents".

Market for Securities

CCM is listed on the TSX under the trading symbol "CCM" and the OTC-BB (symbol CRCUF) and on the Frankfurt exchange under the trading symbol "CAN". CCM's common shares will continue to be listed and traded on the TSX, the OTCBB and the Frankfurt Exchange after the Effective Date.

PRIOR SALES The only securities issued by Canarc during the 12 months preceding the date of this Information Circular will be provided at the Meeting if requested

MARKET FOR SECURITIES The following table sets out the market price range and trading volume of Canarc Shares on the TSXV for the periods indicated.

Year	Period	High ($)	Low ($)	Volume (no. of shares)
2006	First Quarter	$0.88	$0.55	10,458,900
	Second Quarter	$0.95	$0.59	7,586,900
	Third Quarter	$0.87	$0.61	5,326,000
	Fourth Quarter	$0.90	$0.70	2,788,000
2007	First Quarter	$0.83	$0.62	6,188,100
	Second Quarter	$0.78	$0.52	5,742,400
	Third Quarter	$0.61	$0.40	5,749,900
	October	$0.54	$0.41'	1,760,100
	November	$0.47	$0.39	2,160,000
	December	$0.42	$0.33	2,546,600
2008	January	$0.44	$0.27	2,402,400
	February 1-22	$0.36	$0.30	665,200

ESCROWED SECURITIES

No Canarc Shares are currently held in escrow.

RESALE RESTRICTIONS

See "Securities Laws Considerations" in this Information Circular.

PRINCIPAL HOLDERS OF VOTING SECURITIES (CURRENT AND POST-ARRANGEMENT)

To the knowledge of the directors and senior officers of Canarc, no person, upon completion of the Arrangement, will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding voting securities of Canarc.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of Canarc and no associate or affiliate of such persons has or has had any material interest, direct or indirect, in any transaction since the commencement of Canarc's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect Canarc, other than as disclosed herein or incorporated by refereence.

Risk Factors

The risk factors contained in this Information Circular are set out in Schedule "H:" and should be considered carefully. These risk factors could materially and adversely affect CCM's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to CCM.

Auditors, Registrar and Transfer Agent

The auditors of CCM are KPMG LLP, Chartered Accountants.

ComputerShare Trust Company of Canada is the Company's registrar and transfer agent.

PROMOTER

There is no person, apart from current senior management, who may be considered a promoter of Canarc within the meaning of Securities Legislation applicable to Canarc.

LEGAL PROCEEDINGS

Canarc and its subsidiaries are not a party to any material legal proceedings and Canarc is not aware of any such proceedings known to be contemplated.

MATERIAL CONTRACTS

Details on this topic, with the exception of the Arrangement Agreement summary set out in Schedule "D", are set out in the Company's current Annual Information Form and other documents as filed on SEDAR, as detailed above in under the heading "Incorporation of Financial Statements, AIF, Proxy Circular and Other Documents".

A copy of any material contract or report may be inspected at any time up to the commencement of the Meeting during normal business hours at Canarc's office, Suite 301-700 West Pender, Vancouver, BC V6C 1G8.

SCHEDULE "G" – INFORMATION CONCERNING CAZA GOLD CORP. AFTER THE ARRANGEMENT

NOTICE TO READER

The following is a summary of the business of Caza Gold Corp. ("Caza") after the Arrangement and should be read together with the more detailed information and financial data and statements contained elsewhere in this exhibit and in the Management Information Circular ("Circular"). Except where otherwise indicated herein, all of the disclosure in this exhibit is made on the basis that the Reorganization and Arrangement have been completed as described in the Information Circular.

INCORPORATION OF FINANCIAL STATEMENTS, AIF, PROXY CIRCULAR AND OTHER DOCUMENTS

The information provided in this Information Circular is supplemented by disclosure contained in the corporate documents of CCM set out above in Schedule "F" under the heading "INCORPORATION OF FINANCIAL STATEMENTS, AIF, PROXY CIRCULAR AND OTHER DOCUMENTS" These documents must be read together in order to provide full, true and plain disclosure of all material facts relating to Canarc Resource Corp. and Caza Gold Corp.

COMPANY BUSINESS & OBJECTIVES

Caza was incorporated under the *Business Corporations Act* (British Columbia) on November 15, 2007 in order to take part in the Arrangement. Following the effective time of the Arrangement, Caza will be a reporting issuer in British Columbia, and those other provinces to be determined by the Company in consultation with its legal counsel. .

The focus of Caza is on its mineral properties, where the principal exploration targets are gold and silver. Its principal asset is its ownership interest in the Caza Gold Project in Mexico.

CORPORATE STRUCTURE

The registered office and principal place of business of Caza is located at Suite 1040 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2. The principal subsidiaries of the Company are set out in the following chart:



Caza Gold Corp.
(B.C. corporation)
100%
Minera Canarc de Mexico S.A. de C.V.
(Mexican corporation)

SELECTED CONSOLIDATED FINANCIAL INFORMATION

See the proforma financials set out in Schedule "A" and the consolidated financial statements and related notes thereto and MD&A of CCM which are incorporated by reference to this Information Circular (See above in under the heading "Incorporation of Financial Statements, AIF, Proxy Circular and Other Documents").

DIVIDEND POLICY

Caza has not paid dividends since its incorporation. Caza currently intends to retain all available funds, if any, for use in its business.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of Caza consists of an unlimited number of common shares without par value, of which 14,346,901 Caza Shares will be issued as of the Effective Date (current issued is 100 common shares).

Holders of Caza Shares are entitled to one vote per share at all meetings of Shareholders, to receive dividends as and when declared by the directors and to receive a *pro rata* share of the assets of Caza available for distribution to Shareholders in the event of liquidation, dissolution or winding-up of Caza. All rank *pari passu*, each with the other, as to all benefits which might accrue to the holders of common shares.

SHARE AND LOAN CAPITAL

The following table sets out the share and loan capital of the Company:

Designation of Security	Amount authorized	Amount outstanding at date of the Information Circular	Amount to be outstanding on the Effective Date[1]
Common Shares	Unlimited	$100 (100 Common Shares)	$346,000 [2] (14,346,901 Common Shares)
Long Term Debt	Nil	Nil	Nil

(1) Assuming completion of the Arrangement;
(2) Certain Directors and Officers of CCM (for $180,000) and other individuals (for $120,000) have, together, loaned Caza a total of C$300,000 for the purposes of, after the Effective Date, carrying out an initial exploration program on the Caza Gold Project and for general working capital purposes as described herein in Schedule "G". The unsecured loans are repayable on demand and will accrue interest at 9%, compounded annually.

MINERAL PROPERTIES

Overview of Caza Gold Project Property Agreements

Canarc's two Mexican mineral projects that are to be transferred to Caza on the Effective Date through the transfer of all of the shares of its Mexican subsidiary, Minera Canarc de Mexico, SA de CV (**"Minera"**), to Caza, include the mineral properties known as the **"Providencia Project"** (which includes the Providencia core area and the surrounding Los Arrastres claims) and the mineral properties known as the **"Santiago Project"** (which includes the Santiago core area and the surrounding property). As at the end of November 2007, Canarc had expended approximately $182,000 (for exploration and acquisition) on the Providencia Project and approximately $80,000 on the Santiago Project. The Providencia Project and Santiago Project are together referred to as the **"Caza Gold Properties"**.

Providencia Project

The Providencia Project is made up of two groups of gold-silver properties located near the town of San Felipe in the state of Guanajuato, Mexico. It contains the past producing Providencia and San Felix mines (both small, high-grade, vein-hosted silver-gold deposits) and the Los Arrastres claims, which cover a large land area surrounding the old Providencia and San Felix mines.

Option Terms

Canarc entered into an option agreement in March 2007 to acquire a 100% interest in the Providencia and San Felix mine properties, subject to executing a formal agreement and a 2.5% net smelter return royalty (NSR), which Canarc can reduce to 1.5% by paying the vendor US$750,000 and providing the vendor with an option to purchase 250,000 shares of Canarc at the five-day-average closing price of the shares on the Toronto Stock Exchange prior to Canarc exercising its right to buy the 1% NSR. The purchase price is US$2 million, payable over two and one-half years, according to the following schedule:

On signing	$30,000 (Bonus of 30,000 shares of Canarc)
On or before 6 months	$60,000
On or before 12 months	$90,000
On or before 18 months	$120,000
On or before 24 months	$150,000
On or before 30 months	$1,550,000
Total Cash Payments	$2,000,000

Canarc and the vendor will co-operate 50/50 to mine up to 2,000 tonnes per month from the mine properties during Canarc's option period, with the vendor being the operator. Canarc will also pay the vendor 30% of net profits from the exploitation of old dumps and tailings located on the properties.

In February 2007, the Company entered into an option agreement with Industrial Minera México, S.A de C.V. to acquire a 100% interest in the 7,638 hectare Los Arrastres claims surrounding the Providencia and San Felix mine properties. Grupo Mexico will retain a 2% NSR (which Canarc can reduce to 1% by making a cash payment of US$1.0 million) on sales of metals from Los Arrastres. The purchase price for the property is US$2.5 million, payable over three years as follows:

On signing	$50,000 (paid)
On or before 6 months	$75,000 (paid)
On or before 17 months	$100,000
On or before 18 months	$100,000
On or before 24 months	$200,000
On or before 30 months	$400,000
On or before 36 months	$1,575,000
Total Cash Payments	$2,500,000

In addition to the foregoing, Canarc must spend at least US$2.0 million on prospecting and developing the concessions within 36 months of signing the contract.

Santiago Project

The Santiago Project is made up of two groups of epithermal gold exploration properties located 12 km east of the town of Batopilas in the state of Chihuahua, Mexico. The core of the project is a 171-hectare group of 3 mineral properties, the Santiago, Santiago II, and Sanchez properties. Surrounding the central three properties is the 791 hectare "Santiago Fraction" property.

Option Terms

Canarc entered into an option agreement in May 2007 to acquire a 100% interest (subject to a 2% NSR to the vendor) in 171 total hectares covered by the contiguous Santiago, Santiago II, and Sanchez claims by making US$2 million in cash payments over a 5 year period, according to the following schedule:

On ratification	$30,000 (paid)
On or before six months	$30,000 (paid)
On or before one year	$60,000
On or before two years	$80,000
On or before three years	$100,000
On or before four years	$120,000
On or before five years	$1,580,000
Total Cash Payments	$2,000,000

In addition to the foregoing, Canarc must invest a minimum of US$200,000 for exploration and prospecting on the claims within the first two years.

In September 2007, Canarc also entered into an option and joint venture agreement with Exmin Resources Inc., a Canadian reporting company, to acquire up to a 75% interest in a 791 hectare mineral property known as the "Santiago Fraction". The property surrounds the foregoing Santiago claim group. The terms of the option agreement are as follows:

To earn a 0% interest:
- issue 15,000 shares of Canarc as soon as possible after signing the agreement (issued)
- spend a minimum of US$25,000 for work on the Santiago Fraction

To earn a 25% interest:
- spend a minimum of US$225,000 (cumulative US$250,000) for work on the Santiago Fraction
- pay US$25,000 in cash to Exmin on or before the first anniversary

To earn an additional 26% interest (cumulative 51% interest):
- spend a minimum of US$235,000 for work (cumulative US$510,000) on the Santiago Fraction

To earn an additional 24% (cumulative 75%)
- spend a minimum of US$490,000 (cumulative US$1,000,000) on the Santiago Fraction

After vesting, Canarc and Exmin Resources will operate under a joint venture to continue the exploration and development of the Santiago Fraction.

Property Description – Providencia Project

The technical information in this section has been extracted from, are accurate paraphrasings of, are derived from or are based on assumptions, qualifications and procedures set out in the Technical Report titled "Report on the Providencia Project," dated March 2008, prepared by James G. Moors, PGeo (BC), Vice-President, Exploration, of the Company. Mr. Moors is the Qualified Person for the purposes of the following technical disclosure on the Providencia Project. However, the reader is cautioned that all past historical technical disclosure carried out by parties other than the Company are likely not compliant with NI 43101 and should not be relied upon. They are provided for informational purposes only. The reports were prepared for Canarc Resource Corp. and its subsidiaries, including Caza. Mr. Moor spent 3 days on the property. The full report will be available at the Meeting.

Introduction:

The Providencia gold-silver project is located in the state of Guanajuato, Mexico. The property contains the past producing Providencia and San Felix mines. They are both small, high-grade, vein hosted silver-gold deposits. Together, they produced about 8.8 million oz silver from 300,000 tonnes. The approximate ore grade was around 1000 grams per tonne silver and 1 gram per tonne gold. The mines closed in 1934 as a result of the Mexican Revolution, and have been dormant ever since. Canarc's primary interest is to define a new resource beyond the old mine workings. The Los Arrastres claims, acquired separately, is a large land package surrounding the old Providencia and San Felix mines and to date remains under-explored.


EXPLICACIÓN
LOS ARRASTRES
N
SAN FELIPE
DOLORES
SAN MIGUEL ALLENDE
CELAYA

Location and Access:

The Providencia gold-silver project is located 15 km southwest of the town of San Felipe in the state of Guanajuato, Mexico. The property is situated adjacent to a new State highway and electrical lines.

The 8 km by 10 km property covers the entire Providencia mining district, which is located in the heart of the "Faja de Plata" (the Mexican Silver Belt) about 45 km north of the famous Guanajuato silver-gold mining district where the El Cubo (now Gammon Lake) and Valenciana (now Great Panther) mines have recently been redeveloped into production.

EDO. DE JALISCO
EDO. DE SAN LUIS POTOSÍ
EDO. DE GUANAJUATO
SAN FELIPE
LOS ARRASTRES
SAN LUIS DE LA PAZ
DOLORES
LEON
SN. FCO. RINCON
SILAO
GUANAJUATO
SN MIGUEL A.



2
5
7
8
9
A LEON GTO.
0 2 3 KM
Escala Gráfica
INDUSTRIAL MINERA MÉXICO
S.A. DE C.V.
PROYECTO LOS ARRASTRES
PLANO DE LOTES
MINEROS
POR J.B.H.

Past Mining/Exploration:

The Spanish were the first to work the old Providencia and San Felix mines in the 1700's. However, most of the historic production was from 1889 until the mines closed in 1934 due to the Mexican Revolution.

In 2004, the SGM (Mexican Geological Survey) completed four short drill holes into the San Felix stockwork zone over a 116 m strike length as part of their research program to assist small miners. Each drill hole intersected open stopes approximately 2 m wide followed by footwall stockwork mineralization that ranges between 1.38 grams per tonne Au over 2.5 m in hole BSF1 and 2.30 grams per tonne Au over 8.8 m in hole BSF3.

In 1991, Grupo Mexico mapped 870 hectares on the Los Arrastres property surrounding the Providencia and San Felix mines; collected 588 samples from the mineralized structures and 654 geochemical rock samples on a 100 m spaced grid; completed 20 km of Induced Polarization (I.P.) and resistivity geophysical surveys at San Felix and El Payan; and drilled 11 holes mostly at El Payan. Four drill holes at El Payan intersected a blind, flat-lying, gold-silver chalcedony replacement zone within Tertiary rhyolites that averaged 0.3 grams per tonne Au gold and 20 grams per tonne Ag over a 30 m thickness.

Geology and Mineralization:

Geologically, the Providencia mining district is a classic, low sulfidation, epithermal vein camp located along the northwest edge of the Villa de Reyes graben (a major extensional fault structure) adjacent to a rhyodacite porphyry intrusion. The veins are hosted by deformed, thin bedded, Mesozoic lutites, limestones and andesites and undeformed Tertiary andesites and rhyolites. Mineralization consists of native gold, silver and silver sulfosalts associated with quartz-chalcedony veins and related argillic-pyritic alteration.

Lithology

Basement rocks consist of Jurassic-age marine volcanics of the Esparanza Formation, which are conformably overlain by a couple hundred meters of andesite. Mid-Tertiary age conglomerate overlain by a bimodal volcanic suite composed of alternating rhyolitic pyroclastic rocks and basalt flows unconformably overlie the Mesozoic basement.

These two suites of rock are time correlative with contrasting styles of mineralization. Exhalative volconogenic massive sulfides and their associated Mn-exhalites are associated with the upper Jurassic Esperanza Formation whereas epithermal Ag-Au formed during the mid Tertiary. Thin deposits of Quarternary colluvium and alluvium cover and post-date all mineralization types.

Structure

The Providencia vein structures are northwest trending in the northern part of the prospect. They have been described as stringer vein systems, without clear walls, but very high grades in the Providence area. The veins dip 50-70 degrees and appear to be related to mid-Tertiary extension. Further south in the San Felix and Payan areas, the vein structures strike between N-S and N20W. The Grupo geologists interpret that these metal-hosting structures were cut and offset by a later group of W-NW-trending horst and graben structures.

Mineralisation

Epithermal vein mineralization is represented by milky white chalcedony veins and stringers, cutting argillized, limonite stained wall rocks. The veins are vuggy and locally crustified, but exhibit very weak colloform banding, which is characteristic of bonanza-type epithermal veins. Adularia was not seen, but is probably present in the veins. At Payan, we noted fine-grained silver sulfosalt minerals in the vein, but visible gold is not known in the mine area. In general, the veins appear to have more value for their contained Ag than Au, but both metals are present in varying amounts.

In the area, numerous cuts and pits expose N-S to N-NW striking structures that contain cinnabar, which is rarely visible in the dumps and exposed rock faces. The host rock is welded rhyolite crystal, lithic tuff with local underlying black vitrophyre. The mercury was probably deposited deeper in the section and has moved up structures and rock permeability to concentrate at an unidentified aquiclude. The common association of mercury in hotspring epithermal systems of Au-Ag suggests a target at depth, possibly of disseminated character, in the mercury prospect area.

Property Potential:

In 1999, Minera Cascabel, a consulting company, estimated the exploration potential for the Providencia mine to be 828,000 tonnes grading 0.8 grams per tonne Au and 550 grams per tonne Ag and the San Felix mine to be 3,625,000 tonnes grading 2.0 grams per tonne Au and 28 grams per tonne Ag. These estimates should not be taken as NI 43-101 compliant resources; they are simply an indication of the initial exploration upside on the properties based on Minera Cascabel's work and historic data.

The mineralization at the Providencia and San Felix mines remains open along strike and at depth.

Target Areas:

To date, there have been three main mineralized gold-silver structures identified on the property. All three remain open along strike and at depth. These include:

1. **Providencia - Purisima**, which includes the past-producing Providencia mine, a silver bearing quartz vein system. It has been traced for more than 2.0 km along strike, consisting of two parallel veins, each 0.5 m to 3.0 m wide and roughly 15 m apart. The main shaft at the Providencia mine is 6 m wide and 365 m deep. It accesses the main stope, measuring 250 m long and 150 m vertical, as well as 12 mine levels.

2. **San Felix - Zamorana**, which includes the past-producing San Felix mine, is a gold bearing chalcedony vein system that has been mapped for more than 1.5 km along strike. It comprises mercury veinlets towards the north; a gold chalcedony stockwork up to 20 m wide at the San Felix mine; and a chalcedonic-argillic-iron oxide alteration zone extending well to the south. There are 8 shafts up to 150 m deep that access 3 mine levels at the San Felix mine.

3. **El Payan**, another gold bearing chalcedony vein system, averages 2 m thick, and is exposed for 1.2 km along strike. It contains the 100 m deep El Payan shaft and a blind, flat-lying gold-silver chalcedony replacement zone that is up to 48 m thick discovered during the Grupo Mexico drilling project in 1991

In addition, there are two opportunities for near-term, small-scale production and cash flow, as follows:

1. In 1968, the CRM estimated 124,000 tonnes within the two main Providencia mine dumps, grading 90 gpt silver and 0.32 gpt gold based on their surveying, trenching and sampling of the dumps. In 1980, the vendor estimated 15,000 tonnes of old Providencia mill tailings grading 165 gpt silver and 0.7 gpt gold based on systematic pit sampling of the tailings. They subsequently built a small heap leach operation, leached a few hundred tonnes of old tailings and recovered about 70% of the gold and silver. Both of these resources are considered historic and not compliant with NI 43-101, Canarc has not yet verified them, and therefore they should not be relied upon. However, Canarc has the right to re-sample and then truck the mine dumps and mill tailings for toll milling to local plants in the Guanajuato district. The vendor will retain a 30% net profit interest from the re-processing of old mine dumps and mill tailings.

2. The vendor has received a term sheet to deliver 100 tonnes per month of gold bearing chalcedony vein material from the San Felix mine to the Grupo Mexico smelter in San Luis Potosi, 100 km to the northeast, for use as smelter flux. Luismin (now Goldcorp) previously estimated 70,000 tonnes in the San Felix stockwork zone at a low strip ratio grading 4.42 gpt gold and 8 gpt silver based on systematic sampling of the stockwork. This resource is considered historic and not compliant with NI 43-101, has not been verified and should not be relied upon. The vendor has the right to mine up to 2000 tonnes per month during Canarc's option period and Canarc has the right to participate for a 50% interest in this venture.

Future Work:

Canarc plans to define new drill targets through a Phase I exploration program of data compilation and re-interpretation, geochemical soil sampling, geophysical induced polarisation (IP) and resistivity surveying, and backhoe trenching. This will assist Canarc in identifying exploration targets for a Phase II diamond drilling program. Canarc will also assess the potential for near-term small-scale production and cash flow by re-sampling the old mine dumps and tailing for re-processing at local plants.

Property Description – Santiago Project

The technical information in this section has been extracted from, are accurate paraphrasings of, are derived from or are based on assumptions, qualifications and procedures set out in the Technical Report titled "Report Of Phase I Exploration Program Conducted On The Santiago Project Chihuahua, Mexico September 2007 ," dated November 20, 2007, prepared by James G. Moors, PGeo (BC), Vice-President, Exploration, of the Company. Mr. Moors is the Qualified Person for the purposes of the following technical disclosure on the Santiago Project. However, the reader is cautioned that all past historical technical disclosure carried out by parties other than the Company are likely not compliant with NI 43101 and should not be relied upon. They are provided for informational purposes only. The reports were prepared for Canarc Resource Corp. and its subsidiaries, including Caza. Mr. Moor spent 1 day on the property. The full report will be available at the Meeting.

Introduction

The Santiago Property is a grass-roots epithermal gold exploration project located in Chihuahua, Mexico. The core of the project is 171 hectare group of 3 properties; Santiago, Santiago II, and Sanchez, covering two prominent iron oxide-silica-clay alteration zones. One of these alteration zones exposed on the East slope of the ridge occupying the centre of the properties, surrounds a reported eight parallel, high-grade, gold-bearing, quartz-sulfide veins . Surrounding the central three properites is the 791 hectare "Santiago Fraction" property, a joint venture extension of the Santiago property with EXMIN Resources.

In September 2007, prior to formulation of the joint venture with Exmin Resources, Ing. Carlos Fonseca and an assistant acquired 332 rock samples for assay, focusing on the exposed mineralisation on the steep eastern slope and alteration exposed at higher elevations to the west on the other side of the central ridge.

Results further confirmed the high-grade nature of 3 known vein ocurrences and indicate slightly elevated gold content within altered rocks proximal to veins and within the western exposure of the alteration zone.


U.S.A.
Mexico
HERMOSILLO
SONORA
CHIHUAHUA
Ciudad Cuauhtemoc
CREEL
CHIHUAHUA
Batopilas
SINALOA
DURANGO
CANARC
Santiago Property
Batopilas, Mexico
Location Map

Location And Access

The properties are located 12 km east of the town of Batopilas in the state of Chihuahua, Mexico. Elevations on the property range from 1000 metres to 1800 metres a.s.l. Local infrastructure is good as the property is road accessible and a state power line crosses the property.

Regional Geology

The Batopilas district lies within the Barranca physiographic Sub province of the Sierra Madre Occidental. The following description of the geology of the region has been translated and adapted from a report on the Santiago Property authored by Ing. Jose Luis Pena of the Servicio Geologico Mexicana in 2006.

Stratigraphy

The geological history of the region is represented by rocks that span the Lower Late Jurassic/Cretaceous to Miocene. Moving from the recent to the past, the area is typified by an uppermost Oligocene-Early Miocene age cliff-forming Rhyolite package of flows and tuffs, (Upper Volcanic Series) overlying a series of Eocene age Andesite flows and tuffs (Lower Volcanic Series) at lower elevations. Know intrusive rocks are restricted to the Lower Volcanic series and are generally grouped as undifferentiated granitoids. The oldest rocks in the region are a volcanosedimentary sequence of basalts, pyroxene andesites, arenites, limonites, conglomerates and lenses of limestones with intercalated andesites and rhyolitic tuffs of the Lower Cretaceous and a later volcanosedimenty sequence of Upper Paleocene age, composed of intercalated andesites, arenites, andesitic tuffs, sandy tuffs and rhyolite tuffs. Post-dating these units are conglomerates, gravel, sands, carbonates, and arenaceous clays as series of graben filling continental sediments deposited during the Upper Tertiary. The youngest rocks in the area are comprised of recent basalts and/or andesitic basalts and intercalated quaternary sediments. Most recent geological history is restricted to the alluvial deposits within the channels of the major rivers of the region, the Basophiles and Urique.

Tectonics / Structural Geology

The tectonic development at this structural level in the Barrancas sub-province is dominated by normal faulting orientated NW-SE, but is variable to the NE and SW and to a lesser extent NE-SW.

During the Upper Jurassic a magmatic arc off the Pacific shelf generated the volcanosedimentary package, and later during the Upper Cretaceous to the Eocene, the subduction of the Farallon Plate beneath North America generated the calc-alkaline magmatism associated with mineralisation. During the Oligocene the reorientation of the convergent margin resulted in voluminous magmatism represented by the Upper Volcanic Series of rhyolites and ignimbrites. Miocene tectonism witnessed a change in the tectonic regime from compressional to tensional and it's associated fissure eruptions and graben forming normal faulting resulted in the depostion of a polymictic assemblage of arenaceous rhyolites and tuffs, and basin filling conglomerates.

Property Geology

Geology

The Santiago property is comprised of Lower Volcanic Series andesites that are intruded by a poorly mapped granodiorite body. Prominent iron oxide-silica-clay alteration mantles this intrusion, and where exposed on the steep east facing slope of the central topographic high to the property, it is associated with numerous parallel gold-bearing quartz-sulfide veins. The Lower Volcanic Series volcanic and volcaniclastic andesites are green to dark greenish grey in colour but have been altered to yellow and reddish oranges where they host alteration and mineralisation due to the presence of iron oxides and iron sulfides. A poorly mapped phaneritic, pale grey to cream coloured quartz-diorite, granodiorite body is adjacent to the south of the alteration and known mineralisation, however it is not altered or mineralised. This unit is most likely correlative with the other calc-alkaline granitoid bodies in the region.

Mineralisation

Several vein structures exposed on the steep east-facing slope of the central ridge on the Santiago claim group have seen small scale mining. Veins are sub-vertical and strike NE-SW. Gold mineralization occurs with disseminated to semi-massive pyrite-arsenopyrite within the white to smoky grey vitreous quartz veins and adjacent stockwork zones. Minor disseminated galena, argentite and chalcopyrite have also been observed. Past sampling by both the SGM and Canarc at three accessible localities (Veta Blanca, Vetaverde, Los Tajos) have produced grades of gold greater than 10 gpt Au over widths of up to 1.5 metres. The Au:Ag ration is approximately 1:10. Higher elevations have witnessed mapping and sampling on the road-cut on the western slope of the central ridge. Abundant disseminated fine grained pyrite in clay altered andesites contains up to 287 ppb Au.

Exploration

Most of the sampling performed on the property to August 2007 was restricted to known occurrences of veining or immediately prospective alteration. The September 2007 exploration program was designed to gain a better understanding of the geologic and spatial controls on gold content within known veins and the interstitial and more peripheral altered rocks to better define the geological model that will govern future exploration programs. If the margins and altered wall rocks to the known high grade veins are found to have a significant gold content (on the order of >250 ppb) it would suggest that detailed sampling after mechanised trenching, along with relativel widely spaced soil sampling and geophysical

surveying to highlight the extents of alteration would be more applicable to better advance the property. If, on the other hand, it is determined that gold is primarily restricted to the vein structures, this would suggest that detailed geological mapping to confirm structural trends followed by more closely spaced geochemical soil sampling and tighter spaced geophysical surveys, and a more focused trenching program would better evaluate the properties potential.

In September 2007, Ing. Carlos Fonseca and an assistant performed chip sampling and geological mapping along the eastern slope and the western slope road-cut to help better define the limits of known mineralisation and to map the contacts of the granodiorite intrusive and the limits of it's associated alteration zone.

70 continuous chip samples spanning 162.6 metres were taken along the road-cut on the south side of the intrusive body, and 34 continuous chip samples spanning 74 metres were taken to the north of the intrusive body. 88 samples were taken on the steep "eastern slope" with 43 of these taken as a continuous line commencing on the trail from the east and continuing northward along a similar elevation on the cliff face.

Results

Canarc geologists visited three of the eight known veins in the North Zone and channel sampling returned, in addition to others, gold assay as follows:

Vein	Width		Gold	
	(m)	(ft)	(gpt)	(opst)
Veta Verde	2.5	8.2	17.7	0.52
	incl. 1.0	3.3	24.1	0.70
Los Tajos	5.0	16.4	7.0	0.20
	incl. 2.0	6.7	13.7	0.40
Veta Blanca				
Sample 1	2.3	7.5	30.3	0.88
	incl. 1.1	3.6	60.3	1.76
Sample 2	2.1	6.9	14.9	0.44
	incl. 1.0	3.3	25.3	0.74

East Slope: A slight enrichment was seen across the entire alteration zone with 60 of 88 samples containing greater than 50 ppb Au. Gold distribution adjacent to high grade vein ocurrences falls off rapidly with the exception of the "Veta Blanca" where the wall rocks carry greater than 1 gpt Au.

West Slope, Road-Cut South: Sampling returned a maximum gold value of 195 ppb Au, and an average gold content of 59 ppb Au. Results were generally erratic as elevated gold content is not confined to continuous sequences of samples but, rather, occurs intermittently across the sample series.

West Slope, Road-Cut North: Sampling returned a maximum gold value of 287 ppb Au, and an average gold content of 65 ppb Au. Similar to the southern series of samples, results were generally erratic. The sample with the highest gold content of 287 ppb Au is at the southern limit of this series and indicates that this series should be extended to the south.

Interpretation

Sampling across the east slope indicates that appreciable gold content is restricted to the vein structures and is not enriched to a sufficient degree in the alteration zone hosting the structures to merit further extensive sampling on this slope. However, gold content is high enough to indicate that although this current exposure does not constitute a large low grade target, the elevated gold contents across most of the area suggest that the extents of the alteration zone need to be determined through geological mapping and sampling as further high-grade veins may be found within it. Furthermore, these elevated gold values indicate the non-exposed extents of the alteration zone represent a good exploration target as gold content could become more significant with a change in any number of geological/geochemical factors; eg. host lithology, host rheology, changing temperature/pressure regimes at depth and along strike, etc. Although the road-cut sampling lacks the high-grade Au content of the vein ocurrences on the east slope, it's elevated gold content within clay altered and pyrite mineralised andesites at higher elevation along strike from these veins is suggestive of good prospectivity for reasons similar to those referenced for the East Slope.

Sample Method and Approach, Sample Preparation, Analyses and Security, and Data Verification

All rock samples were delivered to the BSI Inspectorate sample prep lab in Durango for the preparation of sample pulps. Samples are dried, crushed, split and 30 gram pulp samples are then air freighted to Reno, Nevada for analysis at the BSI Inspectorate laboratory. Gold and silver at BSI are determined by fire assay with an atomic absorption (AA) finish.

RECOMMENDATIONS

With the acquisition of the surrounding "Exmin Fraction" closely following this phase of sampling, it is recommended that further mapping and sampling be performed both inside and outside of the Santiago claim block to better assess the extent and distribution of gold within the granitoid related alteration zone. Sampling efforts should focus on the western slope, both along the existing road cut, and further downslope to the west at the elevation where the eastern slope high-grade occurrences lie. Prospecting and sampling should also investigate the potential for a north-east extension to the Eastern Slope vein exposures at lower elevations.

Selected Consolidated Financial Information

Attached at Schedule "A" to the Circular is the unaudited proforma pro forma consolidated balance sheet for Caza at December 31, 2007.

Directors and Officers

The initial board of directors of Caza will be Bradford J. Cooke (President of Caza) and Philip Yee (CFO of Caza). Stewart L. Lockwood is the Corporate Secretary. . CCM will agree to provide administrative assistance on an as-needed basis to Caza pursuant to a management agreement based on cost plus an administrative fee within Industry standards. Details on this topic, including executive compensation are set out in CCM's current Annual Information Form, previous Management Information Circular and other documents as filed on SEDAR, as detailed above in under the heading "Incorporation of Financial Statements, AIF, Proxy Circular and Other Documents". No compensation agreements have yet been entered into.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions or Individual Bankruptcies Except as otherwise described herein, to the knowledge of Caza, no proposed director: (a) is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under Securities Legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in such company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under Securities Legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Conflicts Of Interest The directors of Caza are required by law to act honestly and in good faith with a view to the best interest of Caza and to disclose any interests which they may have in any project or opportunity of Caza. Such directors or officers in accordance with the Business Corporation Act, British Columbia will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. If a conflict of interest arises, any director in a conflict must disclose their interest and abstain from voting on the matter at a meeting of the board of directors.

To the best of Caza's knowledge, other than set out herein, there are no known existing or potential conflicts of interest among Caza, its promoters, directors, officers or other members of management of Caza as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

Indebtedness of Directors, Executive Officers and Senior Officers There is and has been no indebtedness of any person who is, or was during the most recently completed financial year, a director, executive officer or senior officer or associate of any of them, to or guaranteed or supported by Caza during the period from incorporation.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES (CURRENT AND POST-ARRANGEMENT)

Caza has no options or warrants outstanding.

Market for Securities

Caza is not listed on any stock exchange or trading system. An application is expected to be made for listing and posting for trading on the TSX Venture Exchange (the "TSXV") in 2008 of the Caza's common shares. The listing will be subject to Caza meeting the TSXV's original listing requirements. There can be no assurance that the Caza will be listed on the TSXV or any other stock exchange or trading system. Any such listing is not a condition of the parties to the completion of the Arrangement.

On completion of the Arrangement, Caza will become a reporting issuer in the Province of British Columbia, and those other provinces to be determined by the Company in consultation with its legal counsel.

PRIOR SALES

No securities were issued by Caza during the 12 months preceding the date of this Information Circular other than the initial 100 incorporation shares.

ESCROWED SECURITIES

No Caza Shares are currently held in escrow.

RESALE RESTRICTIONS

See "Securities Laws Considerations" in this Information Circular.

PRINCIPAL HOLDERS OF VOTING SECURITIES (CURRENT AND POST-ARRANGEMENT)

To the knowledge of the directors and senior officers of Caza, no person, upon completion of the Arrangement, will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding voting securities of Caza other than Canarc Resource Corp., which will own approximately (subject to changes due to dissenting shareholders) 16.7% of its issued share capital.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of Caza and no associate or affiliate of such persons has or has had any material interest, direct or indirect, in any transaction since the commencement of Caza's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect Caza, other than as disclosed herein or incorporated by refereence.

Risk Factors

The risk factors contained in this Information Circular are set out in Schedule "H:" and should be considered carefully. These risk factors could materially and adversely affect Caza's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to Caza.

Auditors, Registrar and Transfer Agent

The auditors of Caza are KPMG LLP, Chartered Accountants.

ComputerShare Trust Company of Canada will be Caza's registrar and transfer agent.

PROMOTER

There is no person, apart from current seniour management, who may be considered a promoter of Caza within the meaning of Securities Legislation applicable to Caza.

LEGAL PROCEEDINGS

Caza and its subsidiaries are not a party to any material legal proceedings and Caza is not aware of any such proceedings known to be contemplated.

MATERIAL CONTRACTS

With the exception of the Arrangement Agreement summary set out in Schedule "D", there are no other material contracts. A copy of any material contract or report may be inspected at any time up to the commencement of the Meeting during normal business hours at Caza's office, Suite 301-700 West Pender, Vancouver, BC V6C 1G8.

SCHEDULE "H" – RISK FACTORS

The following risk factors, as well as the other disclosure on risks, financial disclosure and related information contained in this Circular, should be considered carefully. These risk factors could materially and adversely affect CCM's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to CCM, described herein, or set out in any of the Company's publicly filed documentation. Once the Arrangement is complete these risks will also be applicable to Caza (with such changes as required to give effect to the foregoing). Additional details of Canarc and Caza's risks are set out in Canarc's current Annual Information Form and other documents as filed on SEDAR, as detailed above in Schedule "F" under the heading "Incorporation of Financial Statements, AIF, Proxy Circular and Other Documents".

Exploration and Development Risks

CCM is engaged in the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit. Property interests are in the advanced exploration and development stage in the case of CCM and in the early exploration stage in the case of Caza. Neither company has, at the present time, a known body of commercial ore. The Caza Gold Project , if successful at all, will require substantial capital investment in the event of a future positive feasibility study; accordingly, there is little likelihood that Caza will realize any profits in the short to medium term. Any profitability in the future from Caza's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors.

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In developing their mineral deposits, CCM and Caza will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained.

Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in developing properties. Such delays could materially adversely affect the financial performance of both CCM and Caza.

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals, and other hazards. Such occurrences may delay production, increase production costs or result in liability. CCM and Caza will obtain insurance in amounts that they consider to be adequate to protect themselves against certain risks of mining and processing. However, CCM and Caza may become subject to liability for hazards against which they cannot insure themselves or which they may elect not to insure against because of premium costs or other reasons. In particular, CCM and Caza are not insured for environmental liability or earthquake damage.

In order to develop the Caza Gold Project, it will be necessary to build the necessary infrastructure facilities, including electricity, transportation, etc., the costs of which could be substantial. Recent significant increases in metal commodity prices may not be sustainable. They may not be reliable as indicators of future consistent realizable values, should any of CCM's or Caza's mineral deposits reach commercial production.

Estimates of Reserves, Mineral Deposits and Production Costs

Although the ore reserve and mineral deposit figures included herein have been carefully prepared by CCM, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of minerals from ore reserves will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to mineral reserves, such as the need for orderly development of the mineralized bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions. Material changes in reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. Reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Risks of Development, Construction and Mining Operations

CCM's ability to meet timing and cost estimates for properties cannot be assured. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in developing properties. Such delays could materially adversely affect CCM's financial performance.

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay production, increase production costs or result in liability. CCM will obtain insurance in amounts that the Company considers to be adequate to protect itself against certain risks of mining and processing. However, the Company may become subject to liability for hazards against which it cannot insure or which the Company may elect not to insure against because of premium costs or other reasons. In particular, CCM is not insured for environmental liability or earthquake damage.

Title Matters

CCM has diligently investigated title to all mineral exploration concessions and, although to the best of its knowledge, title to such properties is in good standing, this should not be construed as a guarantee of title.

Conflicts of Interest

Certain of CCM's directors and officers have loaned funds to Caza as described in this Information Circular. The loans were approved by the independent members of the Company as there may have been a conflict of interest in negotiating and concluding terms respecting these loans. Certain of CCM's directors are directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which CCM may participate, CCM's directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases CCM may establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, CCM's directors are required to act honestly, in good faith and in the best interests of CCM. In determining whether or not CCM will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to CCM, the degree of risk to which CCM may be exposed and the Company's financial position at that time. Other than as indicated, CCM has no other procedures or mechanisms to deal with conflicts of interest.

Currency Fluctuations

CCM maintains its accounts in Canadian and U.S. dollars. CCM's operations in Mexico may make the Company subject to foreign currency fluctuations. CCM does not at present, nor plans in the future, to engage in foreign currency transactions to hedge any exchange rate risks.

Additional Funding Requirements

CCM has not generated cash flow from operations in the past and cash flow is not expected in the next few years to satisfy its operational requirements and cash commitments. In the past, CCM has relied on sales of equity securities to meet most of its cash requirements, together with project management fees, property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy CCM's operational requirements and cash commitments.

CCM does not presently have sufficient financial resources to undertake all of its planned exploration and development programs. The development of CCM's properties depends upon CCM's ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations on such properties. Accordingly, in their report on the consolidated financial statements for the period ended December 31, 2006, CCM's independent auditors included an explanatory paragraph regarding concerns about CCM's ability to continue as a going concern. The financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by the independent auditors.

Limited Experience with Development-Stage Mining Operations

CCM has limited experience in placing resource properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that CCM will have available to it the necessary expertise when and if CCM places its resource properties into production. There also exists significant risks on being successful at recruiting experienced employees or contractors to allow CCM to move forward in pursuing development-stage mining operations.

Stock Subject to Penny Stock Rules

CCM's capital stock would be classified as "penny stock" as defined in Rule 15g-9 promulgated under the Securities Exchange Act of 1934 (the "1934 Act"). In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks. In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker's or dealer's duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including "bid" and "ask" prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) defines significant terms used in the disclosure document or the conduct of trading in penny stocks. In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer's account, and the estimated market value of

such shares. The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

Competition

Significant and increasing competition exists for the limited number of mineral property acquisition opportunities available. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than CCM, CCM may be unable to acquire additional attractive mineral properties on terms it considers acceptable. Accordingly, there can be no assurance that CCM's exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered, a profitable market will exist for the sale of same. Factors beyond CCM's control may affect the marketability of any substances discovered. The prices of gold and silver have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond CCM's control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods. The supply of and demand for gold and silver is affected by various factors, including political events, economic conditions and production costs in major producing regions and governmental policies with respect to holdings by a nation or its citizens. There can be no assurance that the prices of gold and silver will be such that CCM's properties can be mined at a profit.

Foreign Countries and Regulatory Requirements

Currently, CCM's only properties are located in Mexico. Consequently, CCM is subject to certain risks associated with foreign ownership, including currency fluctuations, inflation, political instability and political risk. Mineral exploration and mining activities in foreign countries may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond CCM's control and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restriction of earnings distribution, taxation laws, expropriation of property, environmental legislation, water use and mine safety. In particular, the status of Mexico as a developing country may make it more difficult for CCM to obtain any required production financing for its properties from senior lending institutions.

Environmental and Other Regulatory Requirements

CCM's current or future operations, including development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, community services and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required to commence production on CCM's various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which CCM has interests and there can be no assurance that CCM will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

CCM's potential mining and processing operations and exploration activities in Mexico are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, community services and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that CCM obtain permits from various governmental agencies. CCM believes it is in substantial compliance with all material laws and regulations which currently apply to CCM's activities. There can be no assurance, however, that all permits CCM may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project CCM might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on CCM and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in development of new mining properties.

To the best of its knowledge, CCM is currently operating in compliance with all applicable environmental regulations.

MexicanPolitical Risks

Mineral exploration and mining activities in Mexico may be affected in varying degrees by political conditions and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond CCM's control and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dividends

All of CCM's available funds will be invested to finance the growth of its business and, therefore, investors cannot expect and should not anticipate receiving a dividend on CCM common shares in the foreseeable future.

Possible Non-Completion of Arrangement

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or will complete. If the Arrangement does not complete, the Caza Gold Project and shares of Minera Canarc de Mexico S.A. de C.V. will be retained by Canarc and Caza will remain a private company with no finances and no assets.

No Operating History

Caza was incorporated on November 15, 2007, has not commenced operations and therefore has no operating history. Caza will receive the Caza Properties and funds with which to conduct its operations only in the event of completion of the Arrangement.

Dependence on Management

Caza will, initially at least, be dependent upon the personal efforts and commitment of its management and certain Canarc personnel, which is responsible for the development of future business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Caza could result, and other persons would be required to manage and operate Caza.

Financing Risks If the Arrangement is completed, additional funding will be required to conduct exploration programs on the Caza Properties and to conduct other exploration programs. If Caza's proposed exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds presently available to Caza are, in addition to the described loans, the sale of equity capital, or the offering by Caza of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause Caza to reduce, delay or terminate its proposed operations, with the possible loss of such operations.

SCHEDULE "I" – OPINION OF VALUE

ROSS GLANVILLE & ASSOCIATES LTD.
401 – 188 West 29th Street
North Vancouver, B.C., V7N 0A2
Tel: 604-985-6731 or 604-617-1051
Email: glanville@telus.net

January 25th, 2008

The Board of Directors of
Canarc Resource Corp.
Suite 301 – 700 West Georgia Street
Vancouver, B.C., Canada, V6C 1G8

RE: OPINION OF VALUE OF THE MINERAL PROPERTIES TO BE

TRANSFERRED FROM CANARC TO CAZA GOLD CORP.

To the Board of Directors of Canarc Resource Corp.

Executive Summary

Ross Glanville & Associates Ltd. ("Glanville") has been retained by the Board of Directors of Canarc Resource Corp. ("Canarc" or the "Company") to prepare an opinion of value (the "Opinion", or the "Informal Value") of the mineral properties to be transferred from Canarc to Caza Gold Corp. ("Caza") according to the Arrangement as set out in this Opinion.

In order to provide the Opinion, Glanville analyzed the mineral properties to be transferred, reviewed prior and budgeted mineral exploration expenditures, and considered similar properties and related transactions. Glanville recognizes the difficulty of providing a precise Opinion of value for early-stage exploration properties, due to the subjective nature of the analysis and the scarcity of good comparables. For this reason, Glanville utilized the appraised value approach, augmented by his opinion of comparables based on prior experience.

Canarc Resources, a publicly-traded, Toronto-Listed (TSX.CCM), Canadian precious-metals exploration and development company, plans to 'spin out' its interests in two early-stage exploration projects in Mexico to Caza, a private company which is to be 'taken public' after it carries out additional exploration. Just over 80% of the shares of the Caza would be held directly by existing shareholders of Canarc, while Canarc itself would retain an interest of just under 20%. The projects require Canarc to earn its interests (100%, except for the Santiago Fraction, in which Canarc may earn up to a 75% interest) by making cash payments, issuing shares, and incurring exploration expenditures. The interests (except for the Santiago Fraction) are subject to net smelter return royalties from 2.0% to 2.5%.

Based upon and subject to the limitations in this Opinion, and such other matters as Glanville has considered relevant, it is his Opinion that the total value of Canarc's interests in the mineral exploration properties to be transferred from Canarc to Caza is approximately $300,000, with a reasonable range being approximately $200,000 to $400,000 thousand (those numbers being minus and plus one third from the indicated value). Although the range of value may appear relatively wide, it is the opinion of Glanville that such an apparent wide range is reasonable, considering the stage of the mineral properties and the general risks attached to exploration, development, and mining.

Arrangement

Canarc plans to 'spin out' its interests in two early-stage exploration projects to another private company, which it proposes to 'take public' after carrying out additional exploration. Just over 80% (80.1%) of the shares of Caza would be held directly by existing shareholders of Canarc, while Canarc would retain an interest of 19.9%. Under the proposed Arrangement, the current shareholders of Canarc would continue to participate in the exploration and development of Canarc's Mexican exploration projects, both directly as shareholders of Caza, and indirectly via their shareholdings in Canarc.

Engagement of Glanville

Pursuant to an engagement letter dated January 8th, 2008 (the "Engagement Letter"), Canarc has retained the services of Glanville in connection with the Opinion. Glanville's services include providing advice and assistance to the independent committee of Canarc's Directors in connection with the Arrangement, and the preparation and delivery to the independent committee of Canarc an opinion (the "Opinion") as to the value of the mineral properties to be transferred from Canarc to Caza. Glanville express no opinion, nor has he been requested to do so, as to the expected trading price of Canarc if the proposed transaction is completed.

Glanville will be paid a fee for his services as financial advisor to Canarc, but none of the fee is contingent on completion of the Arrangement or the value of the mineral properties to be transferred to Caza. In addition, Glanville is to be indemnified in respect of certain liabilities that might arise out of the engagement.

Relationship with Interested Parties

Glanville is and independent arm's-length consultant who does not have a financial interest (nor does he expect to have any future interest), directly or indirectly, in Canarc or Caza (or their subsidiary or associated companies), nor does he expect any consideration other than the fee and expenses for the preparation of this report.

Credentials of Glanville

Glanville is a company specializing in valuations of public and private companies and mineral exploration, development, and mining projects, as well as providing fairness opinions and litigation support (such as being an expert witness in court cases involving valuation disputes) related to financial and technical issues. The president, Ross Glanville, graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis. In 1980, Glanville became a member of the Certified General Accountants of B.C. (CGA). He was also a member of the former Canadian Association of Mineral Valuators.

Glanville has over 35 years of mining and exploration experience in many countries, and has been involved in the exploration, discovery, financing, development, and production of a number of mines. He was formerly President of Giant Bay Resources Ltd. and Vice President of Wright Engineers Ltd., and has been a director of a number of exploration and mining companies. Over the past twenty-five years, Glanville has specialized in valuations of public and private companies and mineral exploration and development properties, as well as providing valuations, fairness opinions and litigation support (such as being an expert witness in court cases involving valuation disputes) related to financial and technical issues. He has prepared over eight hundred valuations and/or fairness opinions; and has written several articles, and given many presentations, related to the valuation of exploration and mining companies

Glanville has provided fairness opinions and valuations for mergers, amalgamations, and acquisitions of public and private companies. These assignments were undertaken for investment dealers, regulatory bodies (including stock exchanges), banks, various government agencies, venture capital firms, trading companies, mining and exploration companies, oil and gas companies, and others. Glanville has valued more than five hundred mining and exploration companies/projects in Canada, the U.S.A., Australia, and Mexico, as well as over 300 in many other areas of the world, including Africa, South America, Europe, and Asia.

He has formed public companies (listed on the Toronto Stock Exchange, the Australian Stock Exchange, NASDAQ, and the TSX Venture Exchange) and has served on the Boards of Directors of four companies with producing mines. Glanville has also acted in more than 50 court cases and assessment appeal board hearings in Canada, the U.S.A., Australia, and the U.K. Some of Glanville's valuation articles were published by the United Nations, the Society of

Mining Engineers, and by various Canadian magazines and newspapers.

Scope of Review

In order to prepare this Opinion, Glanville reviewed and relied upon, or carried out (as the case may be) the following, among other things:

- prior acquisition and exploration expenditures
- data related to other transactions of a comparable or similar nature, which Glanville considered to be relevant
- technical reports on each of Canarc's two projects in Mexico
- joint venture and option terms on similar or comparable mineral projects
- certain publicly available financial and other information concerning Canarc
- correspondence (phone/fax/email) and discussions (in meetings and by telephone) with directors-officers-management of Canarc regarding a number of items, including current projects, prior expenditures, budgets, and exploration potential
- relevant stock market information relating to Canarc, as well as that for other companies which have similar portfolios of exploration properties to Canarc's Mexican projects
- certain industry reports and statistics that Glanville deemed appropriate
- discussions/conversations with advisors of Canarc
- Sedar filings for Canarc
- a number of marketing reports related to the supply/demand balance and price outlook for gold
- news releases of Canarc over the past year
- information on the website of Canarc (www.canarc.net)
- a number of transactions related to the purchase/sale of mineral exploration projects
- share trading history of Canarc
- such other reviews, calculations, analyses, research and investigations deemed appropriate and relevant in the circumstances

Assumptions and Limitations

In providing this Opinion, Glanville assumed and relied upon the accuracy and completeness of all technical, financial, and other information furnished to him by Canarc, and its consultants and representatives. He has not undertaken any specific independent verification of such information (although data was reviewed to determine its "reasonableness"). However, Glanville has no reason to believe that the information provided to him is not accurate or complete, and he has not been denied access to any of the information that he requested from the management of Canarc.

Glanville decided upon the methodologies to be utilized in this Opinion, and did not request or receive suggestions by the management of the Company as to the methodologies that might have been utilized. Glanville has relied upon technical reports, discussions with executives/officers of Canarc, information provided by management/directors, past expenditures, and results to date.

This Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Canarc as they are reflected in the information, data and other material (financial or otherwise) reviewed by Glanville as they were represented to him in his discussions with management of Canarc. Glanville has made assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved with the Arrangement. Although Glanville believes that these assumptions are reasonable with respect to Canarc (and the industry in which it currently operates) and its Mexican exploration projects, to the extent they are incorrect it may affect his Opinion of value.

It should be noted that this report is an Opinion of value, not a technical report. As a result, Glanville has only

provided summaries of the information provided in the technical reports and exploration summaries. Those reports contain additional details regarding geology, mineralization, claim locations, cross sections, and exploration and development histories.

Canarc acknowledges that the services of Glanville are provided in an advisory capacity only, and that Glanville is not liable for losses, damages, or other claims that may result from or be alleged to result from any application or use that Canarc and/or others may make of such information and data. Canarc hereby waives, releases, indemnifies and agrees to hold Glanville harmless from any and all liability for losses, damages, legal costs, and other claims arising from the Opinion and/or related issues. Canarc hereby waives the right to commence any lawsuit against Glanville, and will pay (in a timely manner) any legal costs incurred by Glanville as a result of any lawsuit related to this Opinion. Glanville will not conduct a review of Canarc's mineral titles, ownership, or environmental obligations, and consequently Glanville will not express any opinion on these subjects. Glanville does not accept any responsibility for errors or omissions pertaining to information provided by Canarc, or their lawyers, directors, agents, or other related parties.

Glanville reserves the right to amend or withdraw this Opinion in certain circumstances, including in the event that there occurs a material change of facts or representations upon which Glanville relied, or in the event that Glanville reasonably concludes that the information provided or any representation he relied upon contains an untrue statement of material fact or omits to state a material fact that, in his reasonable opinion, would make this Opinion untrue or inaccurate in any material respect. However, Glanville is under no obligation to make any subsequent changes or provide notification to anyone of such changes to the information. The management and directors of Canarc should inform Glanville if anything in this Opinion is, in their Opinion, inaccurate or misleading in any way.

This Opinion is addressed to and is for the use and benefit of the Canarc Board, but may be utilized for purposes of disclosure to the Canarc shareholders in an Information Circular and to the securities and exchange regulators in Canarc's AIF and 20F as required.

Glanville believes that these analyses must be considered as a whole, and that selecting portions of the analyses or the factors considered by him, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an Opinion is a complicated process, and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Mineral Properties to be Transferred to Caza

Canarc's two Mexican mineral projects that are to be transferred to Caza include the Providencia Project (which includes the Providencia core area and the surrounding Los Arrastres claims) and Santiago Project (which includes the Santiago core area and the surrounding property optioned from Exmin Resources Inc.). As at the end of November 2007, Canarc had expended about $182,000 (for exploration and acquisition) on the Providencia Project and about $80,000 on the Santiago Project. The following two sections of this report describe the Providencia Project and Santiago Project, respectively.

Providencia Project

Overview

The Providencia gold-silver project, located in the state of Guanajuato, Mexico, contains the past producing Providencia and San Felix mines - both small, high-grade, vein-hosted silver-gold deposits. Together, they produced about 8.8 million ounces of silver from 300,000 tonnes - the approximate ore grade being around 1000 grams of silver per tonne and 1 gram of gold per tonne. The mines closed in 1934 as a result of the Mexican Revolution, and have been dormant ever since. Canarc's primary interest is to define a new resource beyond the old mine workings. The Los Arrastres claims, acquired separately, cover a large land area surrounding the old Providencia and San Felix mines.

Location

The Providencia gold-silver project is located 15 kilometers southwest of the town of San Felipe, and is situated adjacent to a new State highway and electrical lines. The 8 km by 10 km property covers the entire Providencia mining district, which is located in the heart of the "Faja de Plata" (the Mexican Silver Belt) about 45 km north of the famous Guanajuato silver-gold mining district where the El Cubo (now Gammon Lake) and Valenciana (now Great Panther) mines have recently been redeveloped into production.

Option Terms

Canarc has the option to earn a 100% interest in the Providencia and San Felix mine properties, subject to a 2.5% net smelter return royalty (NSR), which Canarc can reduce to 1.5% by paying the vendor US$750,000 and providing the vendor with an option to purchase 250,000 shares of Canarc at the five-day-average closing price of the shares on the Toronto Stock Exchange prior to Canarc exercising its right to buy the 1% NSR. The purchase price is US$2 million, payable over two and one-half years, according to the following schedule:

On signing:	$30,000	(Bonus of 30,000 shares of Canarc)
On or before 6 months:	$60,000	
On or before 12 months:	$90,000	
On or before 18 months:	$120,000	
On or before 24 months:	$150,000	
On or before 30 months:	$1,550,000	
Total Cash Payments:	$2,000,000	

Canarc and the vendor will co-operate 50/50 to mine up to 2,000 tonnes per month from the the mine properties during Canarc's option period, with the vendor being the operator. Canarc will also pay the vendor 30% of net profits from the exploitation of old dumps and tailings located on the properties.

Canarc can separately acquire a 100% interest in the 7,638 hectare Los Arrastres claims surrounding the Providencia and San Felix mine properties. Grupo Mexico will retain a 2% NSR (which Canarc can reduce to 1% by making a cash payment of US$1.0 million) on sales of metals from Los Arrastres. The purchase price for the property is US$2.5 million, payable over three years as follows:

On signing:	$50,000 (paid)
On or before 6 months:	$75,000 (paid)
On or before 12 months:	$100,000
On or before 18 months:	$100,000
On or before 24 months:	$200,000
On or before 30 months:	$400,000
On or before 36 months:	$1,575,000
Total Cash Payments:	$2,500,000

In addition to the foregoing, Canarc must spend at least US$2.0 million on prospecting and developing the concessions within 36 months of signing the contract.

Past Mining and Exploration

The Spanish were the first to work the old Providencia and San Felix mines in the 1700's. However, most of the historic production was from 1889 until the mines closed in 1934 due to the Mexican Revolution. In 2004, the SGM (Mexican Geological Survey) completed four short drill holes into the San Felix stockwork zone over a 116 m strike length as part of their research program to assist small miners. Each drill hole intersected open stopes approximately 2 m wide followed by footwall stockwork mineralization that ranges between 1.38 grams per tonne Au over 2.5 m in hole BSF1 and 2.30 grams per tonne Au over 8.8 m in hole BSF3. In 1991, Grupo Mexico mapped 870 hectares on the Los Arrastres property surrounding the Providencia and San Felix mines; collected 588 samples from the mineralized structures and 654 geochemical rock samples on a 100 m spaced grid; completed 20 km of Induced Polarization (I.P.) and resistivity geophysical surveys at San Felix and El Payan; and drilled 11 holes - mostly at El Payan. Four drill holes at El Payan intersected a blind, flat-lying, gold-silver chalcedony replacement zone within Tertiary rhyolites that averaged 0.3 grams per tonne Au gold and 20 grams per tonne Ag over a 30 m thickness.

Geology and Mineralization

Geologically, the Providencia mining district is a classic, low sulfidation, epithermal vein camp located along the northwest edge of the Villa de Reyes graben (a major extensional fault structure) adjacent to a rhyodacite porphyry intrusion. The veins are hosted by deformed, thin-bedded, Mesozoic lutites, limestones and andesites, and

undeformed Tertiary andesites and rhyolites. Mineralization consists of native gold, silver and silver sulfosalts associated with quartz-chalcedony veins and related argillic-pyritic alteration.

Lithology and Structure

Basement rocks consist of Jurassic-age marine volcanics of the Esparanza Formation, which are conformably overlain by a couple hundred meters of andesite. Mid-Tertiary age conglomerates (overlain by a bimodal volcanic suite composed of alternating rhyolitic pyroclastic rocks and basalt flows) unconformably overlie the Mesozoic basement. These two suites of rock are time correlative with contrasting styles of mineralization. Exhalative volconogenic massive sulfides and their associated manganese-exhalites are associated with the upper Jurassic Esperanza Formation, whereas epithermal Ag-Au formed during the mid Tertiary. Thin deposits of Quarternary colluvium and alluvium cover and post-date all mineralization types.

The Providencia vein structures are northwest trending in the northern part of the prospect. They have been described as stringer vein systems, without clear walls, but with very high grades in the Providencia area. The veins dip 50-70 degrees, and appear to be related to mid-Tertiary extension. Further south, in the San Felix and Payan areas, the vein structures strike between N-S and N20W. The Grupo geologists interpret that these metal-hosting structures were cut and offset by a later group of W-NW-trending horst and graben structures.

Mineralization

Epithermal vein mineralization is represented by milky white chalcedony veins and stringers, cutting argillized, limonite stained wall rocks. The veins are vuggy and locally crustified, but exhibit very weak colloform banding, which is characteristic of bonanza-type epithermal veins. Adularia was not seen, but is probably present in the veins. At Payan, fine-grained silver sulfosalt minerals were noted in the vein, but visible gold is not known in the mine area. In general, the veins appear to have more value for their contained Ag than Au, but both metals are present in varying amounts.

In the area, numerous cuts and pits expose N-S to N-NW striking structures that contain cinnabar, which is rarely visible in the dumps and exposed rock faces. The host rock is welded rhyolite crystal, lithic tuff, with local underlying black vitrophyre. The mercury was probably deposited deeper in the section and has moved up structures and rock permeability to concentrate at an unidentified aquiclude. The common association of mercury in hotspring epithermal systems of Au-Ag suggests a target at depth, possibly of disseminated character, in the mercury prospect area.

Property Potential

In 1999, Minera Cascabel, a consulting company, estimated the exploration potential for the Providencia mine to be 828,000 tonnes grading 0.8 grams per tonne Au and 550 grams per tonne Ag, and the San Felix mine to be 3,625,000 tonnes grading 2.0 grams per tonne Au and 28 grams per tonne Ag. These estimates should not be taken as NI 43-101 compliant resources; they are simply an indication of the initial exploration upside on the properties based on Minera Cascabel's work and historic data.

The mineralization at the Providencia and San Felix mines remains open along strike and at depth. To date, there have been three main mineralized gold-silver structures identified on the property. All three remain open along strike and at depth. These include:

(i) Providencia - Purisima, which includes the past-producing Providencia mine, a silver-rich quartz vein system. It has been traced for more than 2.0 km along strike, consisting of two parallel veins, each 0.5 m to 3.0 m wide and roughly 15 m apart. The main shaft at the Providencia mine is 6 m wide and 365 m deep. It accesses the main stope, measuring 250 m long and 150 m vertical, as well as 12 mine levels.

(ii) San Felix - Zamorana, which includes the past-producing San Felix mine, is a gold-rich chalcedony vein system that has been mapped for more than 1.5 km along strike. It is comprised of mercury veinlets towards the north; a gold chalcedony stockwork up to 20 m wide at the San Felix mine; and a chalcedonic-argillic-iron oxide alteration zone extending well to the south. There are 8 shafts, up to 150 m deep, that access 3 mine levels at the San Felix mine.

(iii) El Payan, another gold-rich chalcedony vein system, averages 2 m thick, and is exposed for 1.2 km along strike. It contains the 100 m deep El Payan shaft and a blind, flat-lying gold-silver chalcedony replacement zone that is up to 48 m thick - discovered during the Grupo Mexico drilling project in 1991

Dumps and Tailings

In 1968, the CRM estimated 124,000 tonnes within the two main Providencia mine dumps, grading 90 gpt silver and 0.32 gpt gold based on their surveying, trenching and sampling of the dumps. In 1980, the vendor estimated 15,000 tonnes of old Providencia mill tailings grading 165 gpt silver and 0.7 gpt gold based on systematic pit sampling of the tailings. They subsequently built a small heap leach operation, leached a few hundred tonnes of old tailings and recovered about 70% of the gold and silver. Both of these resources are considered historic and not compliant with NI 43-101 (Canarc has not yet verified them, and therefore they should not be relied upon). However, Canarc has the right to re-sample and then truck the mine dumps and mill tailings for toll milling to local plants in the Guanajuato district. The vendor will retain a 30% net profits interest from the re-processing of old mine dumps and mill tailings.

The vendor has received a term sheet to deliver 100 tonnes per month of gold bearing chalcedony vein material from the San Felix mine to the Grupo Mexico smelter in San Luis Potosi, 100 km to the northeast, for use as smelter flux. Luismin (now Goldcorp) previously estimated 70,000 tonnes in the San Felix stockwork zone (potentially open-pitable at a low strip ratio) grading 4.4 gpt gold and 8 gpt silver, based on systematic sampling of the stockwork. This resource is considered historic and not compliant with NI 43-101, has not been verified, and should not be relied upon. The vendor has the right to mine up to 2,000 tonnes per month during Canarc's option period, and Canarc has the right to participate for a 50% interest in this venture.

Future Work

Canarc plans to define new drill targets through a Phase I exploration program of data compilation and re-interpretation, geochemical soil sampling, geophysical induced polarisation (IP) and resistivity surveying, and backhoe trenching. This will assist Canarc in identifying exploration targets for a Phase II diamond drilling program. Canarc also plans to assess the potential for near-term small-scale production and cash flow by re-sampling the old mine dumps and tailing for re-processing at local plants.

Santiago Project[1]

Overview

The Santiago Project is a grass-roots epithermal gold exploration project located in Chihuahua, Mexico. The core of the project is a 171-hectare group of 3 properties (Santiago, Santiago II, and Sanchez), covering two prominent iron oxide-silica-clay alteration zones. One of these alteration zones, exposed on the east slope of the ridge occupying the centre of the properties, surrounds a reported system of eight parallel, high-grade, gold-bearing, quartz-sulfide veins. Surrounding the central three properties is the 791 hectare "Santiago Fraction" property, a joint venture extension of the Santiago property with Exmin Resources Inc.

In September 2007, prior to formulation of the Joint Venture with Exmin Resources, Ing. Carlos Fonseca and an assistant acquired 332 rock samples for assay, focusing on the exposed mineralization on the steep eastern slope and alteration exposed at higher elevations to the west (on the other side of the central ridge). Results further confirmed the high-grade nature of 3 known vein occurrences, and indicate slightly elevated gold content within altered rocks proximal to veins and within the western exposure of the alteration zone.

[1] Much of the following description is taken from the 'Report of Phase I Exploration Program Conducted on the Santiago Project, Chihuahua, Mexico', prepared by James Moors, P. Geo. and Carlos Fonseca, dated November 20th, 2007.

OWNERSHIP

Canarc can acquire a 100% interest (subject to a 2% NSR to the vendor) in 171 total hectares covered by the contiguous Santiago, Santiago II, and Sanchez claims by making US$2 million in cash payments over a 5 year period, according to the following schedule:

On ratification:	$30,000 (paid)
On or before six months:	$30,000 (paid)
On or before one year:	$60,000
On or before two years:	$80,000
On or before three years:	$100,000
On or before four years:	$120,000
On or before five years:	$1,580,000
Total Cash Payments:	$2,000,000

In addition to the foregoing, Canarc must invest a minimum of US$200,000 for exploration and prospecting on the claims within the first two years.

Canarc also has entered into an option (granted by Exmin Resources) to acquire up to a 75% interest in the 791 hectare "Santiago Fraction" land, which surrounds the foregoing Santiago claim group. The terms of the option agreement are as follows:

To earn a 0% interest:

- issue 15,000 shares of Canarc as soon as possible after signing the agreement (issued)
- spend a minimum of US$25,000 for work on the Santiago Fraction

To earn a 25% interest:

- spend a minimum of US$225,000 (cumulative US$250,000) for work on the Santiago Fraction
- pay US$25,000 in cash to Exmin on or before the first anniversary

To earn an additional 26% interest (cumulative 51% interest):

- spend a minimum of US$235,000 for work (cumulative US$510,000[2]) on the Santiago Fraction

To earn an additional 24% (cumulative 75%)

- spend a minimum of US$490,000 (cumulative US$1,000,000[3]) on the Santiago Fraction

After vesting, Canarc and Exmin Resources will operate under a joint venture to continue the exploration and development of the Santiago Fraction.

LOCATION AND ACCESS

The properties are located 12 km east of the town of Batopilas in the state of Chihuahua, Mexico. Elevations on the property range from 1000 metres to 1800 metres a.s.l. Local infrastructure is good, as the property is road accessible, and a state power line crosses the property.

REGIONAL GEOLOGY/STRATIGRAPHY/TECTONICS/STRUCTURAL GEOLOGY

The Batopilas district lies within the Barranca physiographic Sub province of the Sierra Madre Occidental. The following description of the geology of the region has been translated and adapted from a report on the Santiago Property authored by Ing. Jose Luis Pena of the Servicio Geologico Mexicana in 2006.

[2] The agreement says US$510,000, yet the sum of $25,000 plus $225,000 plus $235,000 only equals $485,000?

[3] The agreement says US$1,000,000, yet the sum of $485,000 plus $490,000 only equals $975,000?

The geological history of the region is represented by rocks that span the Lower Late Jurassic/Cretaceous to Miocene. Moving from the recent to the past, the area is typified by an uppermost Oligocene-Early Miocene age cliff-forming rhyolite package of flows and tuffs, (Upper Volcanic Series) overlying a series of Eocene age andesite flows and tuffs (Lower Volcanic Series) at lower elevations. Known intrusive rocks are restricted to the Lower Volcanic series, and are generally grouped as undifferentiated granitoids. The oldest rocks in the region are a volcanosedimentary sequence of basalts, pyroxene andesites, arenites, limonites, conglomerates and lenses of limestones with intercalated andesites and rhyolitic tuffs of the Lower Cretaceous and a later volcanosedimenty sequence of Upper Paleocene age, composed of intercalated andesites, arenites, andesitic tuffs, sandy tuffs and rhyolite tuffs. Post-dating these units are conglomerates, gravel, sands, carbonates, and arenaceous clays as series of graben filling continental sediments deposited during the Upper Tertiary. The youngest rocks in the area are comprised of recent basalts and/or andesitic basalts and intercalated quaternary sediments. Most recent geological history is restricted to the alluvial deposits within the channels of the major rivers of the region, the Basophiles and Urique.

The tectonic development at this structural level in the Barrancas sub-province is dominated by normal faulting orientated NW-SE, but is variable to the NE and SW, and to a lesser extent NE-SW. During the Upper Jurassic, a magmatic arc off the Pacific shelf generated the volcanosedimentary package; and later during the Upper Cretaceous to the Eocene, the subduction of the Farallon Plate beneath North America generated the calc-alkaline magmatism associated with mineralization. During the Oligocene, the reorientation of the convergent margin resulted in voluminous magmatism, represented by the Upper Volcanic Series of rhyolites and ignimbrites. Miocene tectonism witnessed a change in the tectonic regime from compressional to tensional, and it's associated fissure eruptions and graben forming normal faulting resulted in the deposition of a polymictic assemblage of arenaceous rhyolites and tuffs, and basin filling conglomerates.

Property Geology

The Santiago property is comprised of Lower Volcanic Series andesites that are intruded by a poorly mapped granodiorite body. Prominent iron oxide-silica-clay alteration mantles this intrusion, and where exposed on the steep east facing slope of the central topographic high to the property, it is associated with numerous parallel gold-bearing quartz-sulfide veins. The Lower Volcanic Series volcanic and volcaniclastic andesites are green to dark greenish grey in colour but have been altered to yellow and reddish orange where they host alteration and mineralization due to the presence of iron oxides and iron sulfides. A poorly mapped phaneritic, pale grey to cream coloured quartz-diorite, granodiorite body is adjacent to the south of the alteration and known mineralization; however, it is not altered or mineralized. This unit is most likely correlative with the other calc-alkaline granitoid bodies in the region.

Mineralization

Several vein structures exposed on the steep east-facing slope of the central ridge on the Santiago claim group have seen small scale mining. Veins are sub-vertical and strike NE-SW. Gold mineralization occurs with disseminated to semi-massive pyrite-arsenopyrite within the white to smoky grey vitreous quartz veins and adjacent stockwork zones. Minor disseminated galena, argentite and chalcopyrite have also been observed. Past sampling by both the SGM and Canarc at three accessible localities (Veta Blanca, Vetaverde, and Los Tajos) have produced grades of gold greater than 10 gpt over widths of up to 1.5 metres. The Au:Ag ratio is approximately 1:10. Higher elevations have witnessed mapping and sampling on the road-cut on the western slope of the central ridge. Abundant disseminated fine grained pyrite in clay altered andesites contains up to 287 ppb Au.

Exploration

Most of the sampling performed on the property to August 2007 was restricted to known occurrences of veining or immediately prospective alteration. The September 2007 exploration program was designed to gain a better understanding of the geologic and spatial controls on gold content within known veins, and the interstitial and more peripheral altered rocks, to better define the geological model that will govern future exploration programs. If the margins and altered wall rocks to the known high grade veins are found to have a significant gold content (on the order of >250 ppb), it would suggest that detailed sampling after mechanized trenching, along with relatively widely spaced soil sampling and geophysical surveying to highlight the extents of alteration, would be more applicable to better advance the property. If, on the other hand, it is determined that gold is primarily restricted to

the vein structures, this would suggest that detailed geological mapping to confirm structural trends, followed by more closely spaced geochemical soil sampling and tighter spaced geophysical surveys, and a more focused trenching program, would better evaluate the property's potential. In September 2007, Ing. Carlos Fonseca and an assistant performed chip sampling and geological mapping along the eastern slope and the western slope road-cut to assist in better defining the limits of known mineralization and to map the contacts of the granodiorite intrusive and the limits of it's associated alteration zone. Seventy continuous chip samples spanning 162.6 metres were taken along the road-cut on the south side of the intrusive body, and 34 continuous chip samples spanning 74 metres were taken to the north of the intrusive body. Eighty-eight samples were taken on the steep "eastern slope", with 43 of these taken as a continuous line commencing on the trail from the east and continuing northward along a similar elevation on the cliff face.

A slight enrichment was seen across the entire alteration zone, with 60 of 88 samples containing greater than 50 ppb Au. Gold values adjacent to high grade vein occurrences fall off rapidly - with the exception of the "Veta Blanca", where the wall rocks carry greater than 1 gpt Au. On the west slope (road-cut south), the sampling returned a maximum gold value of 195 ppb, and an average gold content of 59 ppb. Results were generally erratic, as elevated gold content is not confined to continuous sequences of samples but, rather, occurs intermittently across the sample series. On the west slope (road-cut north) sampling returned a maximum gold value of 287 ppb, and an average gold content of 65 ppb. Similar to the southern series of samples, results were generally erratic. The sample with the highest gold content of 287 ppb Au is at the southern limit of this series, and indicates that this series should be extended to the south.

Interpretation

Sampling across the east slope indicates that appreciable gold content is restricted to the vein structures and is not enriched to a sufficient degree in the alteration zone hosting the structures to merit further extensive sampling on this slope. However, gold content is high enough to indicate that, although this current exposure does not constitute a large low-grade target, the elevated gold content across most of the area suggests that the extent of the alteration zone needs to be determined through geological mapping and sampling, as further high-grade veins may be found within it. Furthermore, these elevated gold values indicate that the non-exposed extent of the alteration zone represents a good exploration target, as gold content could become more significant with a change in any number of geological-geochemical factors; eg. host lithology, host rheology, changing temperature/pressure regimes at depth and along strike, etc. Although the road-cut sampling lacks the high-grade Au content of the vein occurrences on the east slope, it's elevated gold content within clay-altered and pyrite-mineralised andesites at higher elevation along strike from these veins is suggestive of good prospectivity for reasons similar to those referenced for the East Slope.

Recommendations

With the acquistion of the surrounding "Exmin Fraction" closely following the sampling, it was recommended that further mapping and sampling be performed both inside and outside of the Santiago claim block to better assess the extent and distribution of gold within the granitoid-related alteration zone. Sampling efforts should focus on the western slope, both along the existing road cut, and further downslope to the west - at the elevation where the eastern-slope high-grade occurrences lie. Prospecting and sampling should also investigate the potential for a north-east extension to the eastern-slope vein exposures at lower elevations.

Determination of Fair Market Value of the Mexican Mineral Properties

In order to determine the Fair Market Values[4] of the mineral exploration properties to be transferred to Caza by Canarc, Glanville determined prior exploration expenditures, prior results and future budgets, reviewed transactions related to comparable (or similar) properties, analyzed option/joint venture agreements, read related prior valuations prepared by Glanville and others, and reviewed other indications of value.

[4] For this purpose, Fair Market Value means "the highest price available (at a specific time) in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion or constraint to transact, expressed in terms of cash".

Approaches to Valuing Mineral Exploration Properties

Although transactions involving exploration properties and undeveloped mineral resources are commonplace (but seldom involve all-cash purchases), such properties and resources are often difficult to value by objective means. As a result, a number of different methods have been utilized as reasonable indicators of value. Some of these methods, along with a brief discussion of valuation principles, are set out in Appendix I of this report. There are also standards for valuations published by the CIMM and by the TSX.V. According to Appendix 3G (Valuation Standards and Guidelines for Minerals Properties) of the TSX Venture Exchange ("TSX.V") "Most valuation methods of mineral properties are highly subjective, and often arbitrary in their application, making it difficult to obtain reproducible valuations. It is the TSX.V's view that valuation methods utilized must be appropriate to the subject and be prudently applied in order to maintain fairness and consistency, and avoid misuse, bias and misapplication of valuation methods". Based on the foregoing, the TSX.V accepts the use of the following primary valuation methods for properties without mineral reserves:

- **Adjusted Appraised Value** whereby only the retained past expenditures (also known as "historical costs" or "replacement costs") are included. The TSX.V does not generally accept the inclusion of warranted future expenditures for the purpose of the appraised value method.
- **Comparable Transactions** whereby properties similar in all aspects are incorporated into the analysis, whereby fair market value can be determined

Because of the early stage of exploration of the Mexican properties of Canarc, and considering the requirements of the TSX Venture Exchange[5], Glanville utilized the Appraised Value approach, augmented by the Comparable Transactions approach. Although the TSX.V does not specifically exclude other valuation approaches, they are considered secondary valuation methods. Some of these other approaches are set out in Appendix I.

The Exchanges (TSX.V and TSX) require that CIMVal Standards (Canadian Institute of Mining, Metallurgy and Petroleum Standards and Guidelines for Valuations of Mineral Properties) be used by Issuers and their professional advisors when preparing formal valuations of mineral properties. The CIMVal Standards are limited to Formal Valuations of Mineral Properties (including any interests therein), and do not cover informal valuations, fairness opinions or valuations of corporations or other entities that hold Mineral Properties as assets. As a result, the CIMVal standards are not applicable to this informal Opinion, although Glanville is familiar with the CIMVal Standards, and has followed them where appropriate.

It should be emphasized that this opinion is not a technical report nor a formal valuation of the mineral properties as defined in The Canadian Institute of Mining, Metallurgy and Petroleum publication of February 2003, *"Standards and Guidelines for Valuation of Mineral Properties"*, (CIMVal Standards and Guidelines).

Glanville was engaged by Canarc to provide an informal Opinion, and will be paid a fee (plus out-of-pocket expenses and GST), based on a consulting hourly rate and the time required to prepare the Opinion. Technical Reports (not NI 43-101 reports) on the properties have been prepared, and Glanville has reviewed them as part of this Opinion. Glanville has set out the assumptions and input parameters in this Opinion, and believes that they are reasonable and appropriate based on industry standards. Major caveats include the uncertainty of future exploration results, the future prices of mineral commodities (mainly gold), changes to government regulations, and general environmental concerns.

Appraised Value Method

The utilization of prior expenditures (that have added value to the project) has been considered by several mineral property valuators to be an acceptable approach to valuing mineral exploration properties. However, only expenditures that relate to significant and relevant exploration should be included, and the quality of past work itself must be evaluated.

A problem in this basic approach is that it tends to ignore the results of the exploration, and properties with poor or good exploration results would have the same values if the same amount had been expended on each. To overcome this deficiency, the valuator must apply a "premium" or "discount". Since the same data can be regarded or interpreted differently by different valuators, these factors are determined by a personal assessment of the exploration results. Either a premium or discount may be applied, depending upon whether the valuator perceives the available results as encouraging (positive contribution) or discouraging (negative "contribution"), respectively.

[5] In particular, Appendix 3G – Valuation Standards and Guidelines for Mineral Properties

An additional matter must be considered where there is a significant time lapse between when the exploration was carried out (that is, when the actual expenditures were incurred) and when the valuation is prepared. In those situations, the incurred expenditures should be indexed to the current costs of repeating the exploration that contributed to value. Again, either positive or negative factors would be applied, depending upon the current state of the exploration industry and the general economy. Estimating the costs (at the date of valuation) of duplicating the past exploration also assists in determining the relevance and quality of the exploration costs as opposed to the indirect costs such as variable administration costs and irrational allocation of head office, group, or regional project charges, which all vary greatly from company to company, and which may have little relevance to the value of the property.

The historic or book value of mineral property expenditures, if known or estimated, can also be compared with a suite of comparable companies to examine the ratios of market capitalizations to book value (this method actually combines some aspects of the Appraised Value and Comparable Transaction Approaches.). For gold and silver exploration companies with exploration properties at the same stage as that of the Mexican properties of Canarc, the ratios have generally been in the range of one to three times the book value.

Up to the end of November 2007, Canarc incurred about US$260,000 (including the value of shares issued) on the exploration and acquisition of it's Mexican properties. Since it is believed that, on average, value has been added to the properties due to the exploration carried out, one would be justified in applying a ratio of two times (the mid-point of the one to three times ratios) the exploration and acquisition expenditures – to arrive at a value for a 100% interest in the properties of about $520,000. In addition, one could add the retained value of useful information from work carried out over the past five years by companies other than Canarc. As a result, the total implied value of 100% of the two Projects would be in the order of US$700,000.

However, there are three factors which cause Canarc's net interest in the properties to be substantially less than the 100% value. The first is the implication of the royalty interests (NSR's), which reduce the values by about 5% to 8%. The second is the fact that on the Exmin property surrounding the 'Santiago' claims, Canarc can only acquire a 75% interest. The third, and most significant reduction results from the required substantial property acquisition payments required to obtain the 100% interests (except for the 75% interest in the Exmin property, which may be earned by Canarc incurring significant exploration expenditures). These payments total just over US$6.5 million over a five year period; and, to date, less than US$200,000 has been paid. As a result of the foregoing, it is Glanville's opinion that the indicated US$700,000 value for an 'encumbered 100% interest' (essentially, the right to acquire a 100% interest by making substantial cash payments) should be reduced by between one-half and two-thirds – resulting in an indicated total value of Canarc's net interests of between about US$235,000 and US$350,000. Utilizing the mid-point would result in a value of almost $300,000. However, due to the difficulty in determining a precise value, Glanville is of the opinion that a reasonable range of value is between about US$200,000 and US$400,000 (minus and plus one-third from the indicated value).

Summary of Valuation Methodology

In connection with the provision of the valuation Opinion, Glanville has also performed a variety of financial, technical, and other analyses, including those set out below (in addition to the calculations in the prior section of this report). In arriving at the Opinion, he has not attributed any particular weight to any specific analysis or factor, but rather Glanville has made qualitative judgments based on his experience in rendering such opinions and on the circumstances and information as a whole.

- considered the results of the prior exploration and drilling programs
- reviewed the acquisition and option terms (or earn-in and joint venture) on the Mexican properties of Canarc
- considered that (for the stage of development of the exploration projects) the value estimates are not precise and that there is generally a wide range in possible values
- considered that the existing shareholders of Canarc would hold the same pro-rata interest in the Mexican properties (directly through their shareholdings in Caza and indirectly through their shareholding in Canarc)
- considered such other factors or analyses which Glanville judged, based on his experience in rendering such opinions, to be appropriate.

Disclaimer

This report relies in part on information not within the control of Glanville and while it is believed that the information and assumptions are reliable and valid as of the date hereof, and under the stated conditions and limitations, Glanville cannot guarantee their accuracy. In particular, it is noted that the Providencia and Santiago Projects, at the current stage of assessment, have no mineral resources as defined in the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) presented in the *CIM Standards on Mineral Resources and Reserves*, dated August 20, 2000, nor have the Projects been subject of NI 43-101 compliant technical reports.

In addition, Glanville discloses that he has not conducted any independent reviews of the mineral titles, ownership, or environmental obligations, nor has he visited the Projects or carried out independent geological investigations; consequently, Glanville has not expressed any opinion on these subjects. He is basing his Opinion of Value on his experience, on his examination of market conditions, and on information provided by Canarc and their consultants. The use of this Opinion of Value and/or any information contained in it shall be at the user's sole risk, regardless of any fault or negligence of Glanville, and shall be solely for the use of Canarc. This report does not constitute a recommendation, either explicit or implicit, to buy, sell or trade securities of Canarc.

Opinion of Value

Based upon and subject to the limitations in this Opinion, and such other matters as Glanville has considered relevant, it is his Opinion that the value of the mineral exploration properties to be transferred from Canarc to Caza is approximately $300,000, with a reasonable range being approximately $200,000 to $400,000 (those numbers being minus and plus one third from the $300,000 indicated value). Although the range of value may appear relatively wide, it is the opinion of Glanville that such a range is reasonable, considering the stage of the mineral properties and the general risks attached to exploration, development, and mining.

This Opinion may be relied upon (subject to the qualifications set out in this report) by the Board of Directors of Canarc, but may not be used or relied upon by any other person without express prior written consent.

In the event that other information material to the Opinion of Value is made available subsequent to the date of this Opinion, Glanville reserves the right to modify or withdraw the Opinion. This Opinion of Value is rendered as of the date hereof and Glanville disclaims any obligation to advise any person of any change in the Opinion of Value subsequent to that date.

Yours very truly,

Ross Glanville & Associates Ltd.

Ross Glanville, B.A.Sc., P.Eng., MBA

APPENDIX I

VALUATIONS OF MINERAL PROPERTIES

OVERVIEW OF VALUATION CONSIDERATIONS

A definition of Fair Market Value is provided below:

"The highest price available in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion to act, expressed in terms of cash"

The fair market value of a mineral property is dependent upon its perceived potential to host one ore more mineral deposits that can be economically mined at present or at some time in the future. The more important aspects of valuation theory and practice have been outlined by Parish and Mullen (1998), Tingley (1996), Kilburn (1990), Thompson (1992), Glanville (1984 and 1990), and others.

Although transactions involving exploration properties and undeveloped mineral resources are commonplace (but seldom involve all-cash purchases), such properties and resources are often difficult to value by objective means. However, a reasonable valuation can be determined when the valuator:

- has a thorough understanding of the property or properties
- is cognizant of the strategic importance of the property or properties
- verifies that potential buyers exist
- selects the most reasonable approaches to measuring the values of properties
- justifies the valuation approaches selected
- uses different valuation methods to check or corroborate results



- presents a value that can be substantiated by business logic

The prices paid for mineral properties (which may vary considerably) are related to a number of factors, some of which are set out below:

- resource or discovery tenor (grade/tonnes)
- type of deposit (gold/base metal/industrial mineral/etc.)
- deposit size (or potential size), depth, attitude
- present and perceived future commodity prices
- degree of optimism
- property potential
- database quality
- location, access, and infrastructure
- stage of exploration or development
- potential mineability and metallurgy
- political risks
- environmental factors
- tax and regulatory factors
- availability of nearby processing facilities
- stock market factors
- general business conditions
- activity (past or present) in the general area
- investment climate

GENERAL METHODS OF VALUATION

Many different methods of placing a value on a mineral property have been utilized in the past, including the following (some of which are appropriate for very limited applications):

- staking costs
- premium or discount on prior expenditures
- purchase cost for a percentage interest in a property
- book values from financial statements of exploration companies
- statistical or probabilistic methods
- option or joint venture terms
- adjusted market capitalizations of exploration companies
- values of comparable or similar properties
- modified appraisal method
- retained value of prior exploration work
- budgeted expenditures for a subsequent exploration program
- percentage of gross contained metal value
- value per ounce of contained precious metals or per pound of base metals
- adjusted discounted cash flow / net present value
- Kilburn geoscience method
- projected price/earnings multiple
- estimated payback period
- replacement value of mine/mill and other infrastructure
- dollars per ounce of projected annual gold production
- values per tonne of resource in the ground
- options pricing models
- relative values (for fairness opinions)